SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY 2009 Part 3 of 5

Part 3 of 5

Contents

30		IFRS condensed financial statements
31		Consolidated income statement
32		Condensed statement of comprehensive income
33		Condensed statement of changes in equity
35		Condensed consolidated statement of financial position
36		Condensed consolidated statement of cash flows
37	A1	Basis of preparation
38	A2	Exchange rates
39	A3	Subsidiaries
42	A4	Segmental information
51	A5	Tax
52	A6	Earnings per share
55	A7	Dividends and appropriations
55	A8	Insurance liabilities
66	A9	Liability for investment contracts
69	A10	Reinsurance assets
69	A11	Effect of changes in assumptions and estimates during the year
70	A12	Borrowings
70	A13	Unallocated divisible surplus
71	A14	Special bonus and reattribution of the inherited estate
72	A15	Pension obligations
73	A16	Related party transactions
73	A17	Risk management
85	A18	Analysis of general insurance and health
86	A19	Cost savings commitments for targets announced since October 2007

88		MCEV condensed financial statements
88		Condensed consolidated income statement - MCEV basis
89		Condensed statement of comprehensive income - MCEV basis
89		Condensed statement of changes in equity - MCEV basis
90		Condensed consolidated statement of financial position - MCEV basis
91		Reconciliation of shareholders' equity on an IFRS and MCEV bases
91		Reconciliation of IFRS total equity to MCEV net worth for life and related businesses
92		Group MCEV analysis of earnings
93	B1	Basis of preparation
97	B2	Geographical analysis of MCEV operating earnings
101	B3	Geographical analysis of fund management operating earnings
101	B4	Analysis of other operations and regional costs
102	B5	Segmentation of condensed consolidated statement of financial position
103	B6	Analysis of life and pension earnings
104	B7	Free surplus emergence
104	B8	Maturity profile of business
106	B9	Segmental analysis of life and related business embedded value
106	B10	Risk allowance within present value of in-force (PVIF)
107	B11	Implied discount rates (IDR)
108	B12	Analysis of fund management and service company business within embedded value
108	B13	Summary of minority interest in life and related businesses' MCEV results
109	B14	Principal economic assumptions
113	B15	Sensitivity analysis

117		Capital management
117	C1	Group capital structure
118	C2	Analysis of return on capital employed
120	C3	Sensitivity analysis
124		Analysis of assets
124	D1	Total assets - Shareholder/policyholder exposure to risk
124	D2	Total assets - Valuation bases/fair value hierarchy
128	D3	Analysis of asset quality
144	D4	Pension fund assets
144	D5	Available funds
145	D6	Guarantees
146		Glossary
150		Shareholder services

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Consolidated income statement

For the year ended 31 December 2009

2009 €m		2009 £m	2008 £m
	Income
39,420	Gross written premiums	34,690	36,206
(2,927)	Premiums ceded to reinsurers	(2,576)	(1,841)
36,493	Premiums written net of reinsurance	32,114	34,365
635	Net change in provision for unearned premiums	559	277
37,128	Net earned premiums	32,673	34,642
2,033	Fee and commission income	1,789	1,885
28,377	Net investment income/(expense)	24,972	(16,043)
(572)	Share of loss after tax of joint ventures and associates	(504)	(1,128)
174	Profit on the disposal of subsidiaries and associates	153	7
67,140		59,083	19,363
	Expenses
(31,306)	Claims and benefits paid, net of recoveries from reinsurers	(27,549)	(29,353)
(6,457)	Change in insurance liabilities, net of reinsurance	(5,682)	3,885
(12,710)	Change in investment contract provisions	(11,185)	10,629
(1,758)	Change in unallocated divisible surplus	(1,547)	4,482
(4,995)	Fee and commission expense	(4,396)	(4,411)
(6,098)	Other expenses	(5,366)	(5,416)
(1,518)	Finance costs	(1,336)	(1,547)
(64,842)		(57,061)	(21,731)
2,298	Profit/(loss) before tax	2,022	(2,368)
(247)	Tax attributable to policyholders' returns	(217)	1,068
2051	Profit/(loss) before tax attributable to shareholders' profits	1,805	(1,300)
(804)	Tax (expense)/credit	(707)	1,483
247	Less: tax attributable to policyholders' returns	217	(1,068)
(557)	Tax attributable to shareholders' profits	(490)	415
1,494	Profit/(loss) for the year	1,315	(885)
	Attributable to:
1,233	Equity shareholders of Aviva plc	1,085	(915)
261	Minority interests	230	30
1,494		1,315	(885)
	Earnings per share
43.0c	Basic (pence per share)	37.8p	(36.8)p
42.6c	Diluted (pence per share)	37.5p	(36.8)p

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Consolidated statement of comprehensive income

For the year ended 31 December 2009

2009 €m		2009 £m	2008 £m
1,494	Profit/(loss) for the year	1,315	(885)

	Other comprehensive income
	Investments classified as available for sale
1,149	Fair value gains/(losses)	1,011	(2,344)
(352)	Fair value gains transferred to profit on disposals	(310)	(126)
548	Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement *	482	830
	Owner-occupied properties
(28)	Fair value losses	(25)	(37)
139	Share of other comprehensive income of joint ventures and associates	122	(93)
(1,295)	Actuarial losses on pension schemes	(1,140)	(929)
27	Actuarial losses on pension schemes transferred to unallocated divisible surplus	24	78
(1,081)	Foreign exchange rate movements	(951)	2,684
(224)	Aggregate tax effect - shareholder tax	(196)	219
(1,117)	Other comprehensive income, net of tax	(983)	282

377	Total comprehensive income for the year	332	(603)

	Attributable to:
272	Equity shareholders of Aviva plc	240	(1,104)
105	Minority interests	92	501
377		332	(603)

*   All fair value gains and losses on available-for-sale investments are recorded in the investment valuation reserve. Where these investments are considered to be impaired, the relevant losses are then transferred from this reserve to the income statement.

Consolidated statement of changes in equity

For the year ended 31 December 2009

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Minority interests £m	Total equity £m
Balance at 1 January	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,085	1,085	-	230	1,315
Other comprehensive income	-	-	-	-	-	(1,110)	(26)	1,030	332	-	(1,071)	(845)	-	(138)	(983)
Total comprehensive income for the year	-	-	-	-	-	(1,110)	(26)	1,030	332	-	14	240	-	92	332
Owner-occupied properties	-	-	-	-	-	-	(1)	-	-	-	1	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(853)	(853)	-	-	(853)
Issues of share capital	1	-	-	-	-	-	-	-	-	-	-	1	-	-	1
Shares issued in lieu of dividends	27	-	(27)	-	-	-	-	-	-	-	299	299	-	-	299
Capital contributions from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	6	6
Transfers to minority interests following Delta Lloyd IPO	-	-	-	-	-	(351)	(26)	(156)	-	-	3	(530)	-	1,460	930
Minority share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(109)	(109)
Minority interests in acquired subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Changes in minority interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(111)	(111)
Shares acquired by employee trusts	-	-	-	-	(53)	-	-	-	-	-	-	(53)	-	-	(53)
Shares distributed by employee trusts	-	-	-	-	18	-	-	-	-	-	(18)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	56	-	56	-	-	56
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(60)	60	-	-	-	-
Aggregate tax effect - shareholder tax (note A5(c))	-	-	-	-	-	-	-	-	-	-	17	17	-	-	17
Balance at 31 December	692	200	1,207	3,271	(68)	2,224	104	163	(771)	109	3,425	10,556	990	3,540	15,086

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Consolidated statement of changes in equity continued

For the year ended 31 December 2008

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Currency translation reserve £m	Owner-occupied properties reserve £m	Investment valuation reserve £m	Hedging instruments reserve £m	Equity compensation reserve £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	Direct capital instrument £m	Minority interests £m	Total equity £m
At 1 January 2008 as reported	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,338	13,146	990	1,795	15,931
Prior year adjustment (see note A1b(ii))	-	-	-	-	-	-	-	-	-	-	96	96	-	-	96
At 1 January 2008 as restated	655	200	1,223	3,271	(10)	432	192	819	(63)	89	6,434	13,242	990	1,795	16,027
Loss for the year	-	-	-	-	-	-	-	-	-	-	(915)	(915)	-	30	(885)
Other comprehensive income	-	-	-	-	-	3,253	(36)	(1,530)	(1,040)	-	(836)	(189)	-	471	282
Total comprehensive income for the year	-	-	-	-	-	3,253	(36)	(1,530)	(1,040)	-	(1,751)	(1,104)	-	501	(603)
Owner-occupied properties -
Fair value losses transferred to retained earnings on disposals	-	-	-	-	-	-	1	-	-	-	(1)	-	-	-	-
Dividends and appropriations	-	-	-	-	-	-	-	-	-	-	(975)	(975)	-	-	(975)
Issues of share capital	2	-	18	-	-	-	-	-	-	-	-	20	-	-	20
Shares issued in lieu of dividends	7	-	(7)	-	-	-	-	-	-	-	170	170	-	-	170
Capital contributions from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	36	36
Minority share of dividends declared in the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(106)	(106)
Minority interests in acquired subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	43	43
Changes in minority interests in existing subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(65)	(65)
Shares acquired by employee trusts	-	-	-	-	(29)	-	-	-	-	-	-	(29)	-	-	(29)
Shares distributed by employee trusts	-	-	-	-	6	-	-	-	-	-	(6)	-	-	-	-
Reserves credit for equity compensation plans	-	-	-	-	-	-	-	-	-	39	-	39	-	-	39
Shares issued under equity compensation plans	-	-	-	-	-	-	-	-	-	(15)	15	-	-	-	-
Aggregate tax effect - shareholder tax (note A5(c))	-	-	-	-	-	-	-	-	-	-	16	16	-	-	16
Balance at 31 December	664	200	1,234	3,271	(33)	3,685	157	(711)	(1,103)	113	3,902	11,379	990	2,204	14,573

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Consolidated statement of financial position

As at 31 December 2009

2009 €m		2009 £m	Restated 2008 £m	Restated 2007 £m
	Assets
3,842	Goodwill	3,381	3,578	3,082
3,250	Acquired value of in-force business and intangible assets	2,860	4,038	3,197
1,933	Interests in, and loans to, joint ventures	1,701	1,737	2,576
1,456	Interests in, and loans to, associates	1,281	1,246	1,206
856	Property and equipment	753	964	942
14,116	Investment property	12,422	14,426	15,391
46,681	Loans	41,079	42,237	36,193
	Financial investments
182,398	Debt securities	160,510	150,398	121,511
49,253	Equity securities	43,343	43,351	58,829
39,575	Other investments	34,826	36,511	36,500
271,226		238,679	230,260	216,840
8,605	Reinsurance assets	7,572	7,894	8,054
248	Deferred tax assets	218	2,642	590
408	Current tax assets	359	622	376
10,945	Receivables and other financial assets	9,632	9,816	8,619
6,388	Deferred acquisition costs and other assets	5,621	6,147	4,487
4,095	Prepayments and accrued income	3,604	3,762	2,986
28,609	Cash and cash equivalents	25,176	23,643	15,659
60	Assets of operations classified as held for sale	53	1,550	1,128
402,718	Total assets	354,391	354,562	321,326
	Equity
786	Ordinary share capital	692	664	655
1,372	Share premium	1,207	1,234	1,223
3,717	Merger reserve	3,271	3,271	3,271
(77)	Shares held by employee trusts	(68)	(33)	(10)
2,078	Other reserves	1,829	2,141	1,469
3,892	Retained earnings	3,425	3,902	6,434
11,768	Equity attributable to shareholders of Aviva plc	10,356	11,179	13,042
1,352	Preference share capital and direct capital instrument	1,190	1,190	1,190
4,023	Minority interests	3,540	2,204	1,795
17,143	Total equity	15,086	14,573	16,027
	Liabilities
194,423	Gross insurance liabilities	171,092	174,850	152,839
125,017	Gross liabilities for investment contracts	110,015	107,559	98,244
4,393	Unallocated divisible surplus	3,866	2,325	6,785
11,243	Net asset value attributable to unitholders	9,894	6,918	6,409
4,523	Provisions	3,980	2,984	1,937
1,180	Deferred tax liabilities	1,038	3,063	2,565
218	Current tax liabilities	192	642	1,225
17,045	Borrowings	15,000	15,201	12,657
23,343	Payables and other financial liabilities	20,542	20,840	18,060
4,152	Other liabilities	3,653	4,386	3,636
38	Liabilities of operations classified as held for sale	33	1,221	942
385,575	Total liabilities	339,305	339,989	305,299
402,718	Total equity and liabilities	354,391	354,562	321,326

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Consolidated statement of cash flows

For the year ended 31 December 2009

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	2009 £m	Restated 2008 £m
Cash flows from operating activities
Cash-generated from operations	3,286	8,737
Tax paid	(601)	(642)
Net cash from operating activities	2,685	8,095
Cash flows from investing activities
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	(596)	(336)
Disposals of subsidiaries, joint ventures and associates,
net of cash transferred	1,131	353
Purchase of minority interest in subsidiary	-	(65)
New loans to joint ventures and associates	(145)	(182)
Repayment of loans to joint ventures and associates	99	52
Net repayment loans to joint ventures and associates	(46)	(130)
Purchases of property and equipment	(149)	(216)
Proceeds on sale of property and equipment	188	59
Purchases of intangible assets	(30)	(60)
Net cash from investing activities	498	(395)
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs	1	20
Treasury shares purchased for employee trusts	(53)	(29)
New borrowings drawn down, net expenses	4,260	5,515
Repayment of borrowings	(3,853)	(5,217)
Net drawdown of borrowings	407	298
Interest paid on borrowings	(1,199)	(1,537)
Preference dividends paid	(17)	(17)
Ordinary dividends paid	(476)	(732)
Coupon payments on direct capital instrument	(61)	(56)
Finance lease payments	-	(14)
Capital contributions from minority shareholders	6	36
Dividends paid to minority interests of subsidiaries	(109)	(106)
Net cash from financing activities	(1,501)	(2,137)
Net increase in cash and cash equivalents	1,682	5,563
Cash and cash equivalents at 1 January	23,531	15,134
Effect of exchange rate changes on cash and cash equivalents	(962)	2,834
Cash and cash equivalents at 31 December	24,251	23,531

Of the total cash and cash equivalents, £nil was classified as held for sale (2008: £493 million).

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A1 - Basis of preparation

(a) The results for the year ended 31 December 2009 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The results in this preliminary announcement have been prepared in accordance with IFRS applicable at 31 December 2009 and have been taken from the group's Annual Report and Accounts which will be available on the company's website on 24 March 2010.

During 2007 and 2008, the IASB issued IAS 1, Presentation of Financial Statements: A Revised Presentation, and amendments to IFRS 1, First Time Adoption of IFRS, IFRS 2, Share-Based Payment, IAS 23, Borrowing Costs, IAS 27, Consolidated and Separate Financial Statements, and IAS 32, Financial Instruments: Presentation, and the results of its annual improvements project. IFRIC interpretation 13, Customer Loyalty Programmes, and IFRIC interpretation 16, Hedges of a Net Investment in a Foreign Operation have also been endorsed by the EU. These are all applicable for the current accounting period and are now reflected in the group's financial reporting, with no material impact.
The preliminary announcement for the year ended 31 December 2009 does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The results on an IFRS basis for the full year 2009 and 2008 have been audited by Ernst & Young LLP. The auditor has reported on the 2009 and 2008 financial statements and the report was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. The group's 2008 Report and Accounts have been filed with the Registrar of Companies.
After making enquiries, the directors have a reasonable expectation that the company and the group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

(b) Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in sterling, which is the Company's functional and presentation currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m). As supplementary information, consolidated financial information is also presented in euros.

(c) Changes in presentation

(i) The Group has adopted IAS 1 (Revised), Presentation of Financial Statements, as of 1 January 2009. The principal impact of this has been in the following areas:

      (a) The titles of some of the prime statements have changed, so that the consolidated statement of recognised gains and losses is now called the consolidated statement of comprehensive income; the reconciliation of movements in consolidated shareholders' equity is now called the consolidated statement of changes in equity; the consolidated balance sheet is renamed the consolidated statement of financial position; and the consolidated cash flow statement is renamed the consolidated statement of cash flows.

       (b) The standard requires the income tax effect of each component of comprehensive income to be disclosed. This information is given in note A5.

        (c) Changes in the year in each element of equity must now be shown on the face of the consolidated statement of changes in equity, rather than in the notes.

        (d) The standard requires entities to present a comparative statement of financial position as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the financial statements. As we have restated certain prior year figures, explained in section (b) below, we have presented three consolidated statements of financial position and supporting notes.

(ii) The Group has also adopted Amendments to IFRS 7, Improving Disclosures about Financial Instruments, as of 1 January 2009. The principal impact of these amendments is to require the following additional disclosures:

        (a) An analysis of financial assets and liabilities carried at fair value using a fair value hierarchy that reflects the significance of inputs used in making the fair value measurements;

        (b) An analysis of transfers of financial assets and liabilities between different levels of the fair value hierarchy;

        (c) A reconciliation from beginning to end of period of financial assets and liabilities whose fair value is based on unobservable inputs; and

 (d) An enhanced discussion and analysis of liquidity risk, including a maturity analysis of financial assets held for managing liquidity risk, if that information is necessary to enable users of its financial statements to evaluate the nature and extent of liquidity risk.

Comparative information for the disclosures required by the IFRS 7 amendments is not needed in the first year of application. However, the Group has provided comparatives for the analysis of financial assets according to a fair value hierarchy, which we had previously reported.

A1 - Basis of preparation continued

(iii) As explained in note A3(c), the Group completed the Initial Public Offering ('IPO') of its subsidiary, Delta Lloyd NV ('Delta Lloyd'), in November 2009. Although the Group has remained the majority shareholder after the IPO, Delta Lloyd  is now managed separately from our other European operations, reflecting the change in shareholder base. For this reason, the segmental information given in note A4(a) has been modified to show Delta Lloyd and the Aviva Europe operations separately, with comparatives analysed in the same way for consistency.

(d) Restatement of prior period figures

(i) During 2009, the Group undertook a review of our accounting policy for cash and cash equivalents. Previously, we defined these as normally having a maturity of three months or less from date of acquisition. To avoid ambiguity, our accounting policy has been refined to impose a cut-off date of exactly three months, allowing us to delete "normally" from the policy wording. This refinement of policy has resulted in a reclassification of certain short-dated instruments between cash and cash equivalents and financial investments.
The impact of this refinement has been to increase financial investments and reduce cash and cash equivalents in 2008 by £538 million (2007: £430 million) compared to the amounts previously stated. As a consequence of this, cash flows from operating activities in 2008 have decreased by £58 million, with the effect of exchange rate movements accounting for the remaining £50 million.
(ii) During 2009, the Group's Dutch subsidiary, Delta Lloyd, carried out a review of the way it had been applying IAS 19, Employee Benefits, in its own financial statements where the corridor method of smoothing actuarial gains and losses in its pension schemes is followed; in accounting for its self-insured pension obligations and intercompany eliminations; and in its reporting to Group where the corridor accounting is reversed. The review concluded that errors had been made locally in applying IAS 19 on the transition to IFRS and in subsequent years, such that gains on certain assets had been reported in provisions, to be released over time, rather than through other comprehensive income. The impact of correcting these errors is to reduce provisions by £129 million as at 1 January 2008, increase deferred tax liabilities by £33 million and increase retained earnings at that date by £96 million.

A2 - Exchange rates

The Group's principal overseas operations during the year were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at an average rate for the year of €1 = £0.88 (2008: €1 = £0.80) and £1 = US$1.57 (2008: £1= US$1.85). Assets and liabilities have been translated at the year end rate of €1 = £0.88 (2008: €1 = £0.97, 2007: €1 = £0.73) and £1 = US$1.61 (2008: £1= US$1.44, 2007: £1 = US$1.99).
        Total foreign currency movements during 2009 resulted in a gain recognised in the income statement of £154 million (2008: £327 million loss).

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A3 - Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions

(i) Material acquisitions

There were no material acquisitions in the year ended 31 December 2009.

(ii) Other goodwill arising

As disclosed in the 2008 financial statements, on 30 June 2008 the Group acquired Swiss Life Belgium ('SLB'). At 30 June 2009, the fair values of the assets and liabilities were updated from their provisional values to reflect decreases in the value of acquired in-force business and deferred acquisition costs, and increases in insurance and investment contract liabilities. This has given rise to an increase in goodwill of €72 million (£64 million) to €132 million (£117 million).
        Other goodwill of £5 million has arisen on smaller acquisitions and increases in shareholdings in existing subsidiaries, together with a £16 million reduction for changes in contingent consideration payable on previous acquisitions. None of these is considered material for separate disclosure.

(iii) Non-adjusting subsequent event

Acquisition of River Road Asset Management

On 5 January 2010, the Group announced that it had agreed to acquire 100% of River Road Asset Management, a US equity manager, to support the expansion of Aviva Investors' third party institutional asset management business. Completion took place on 24 February 2010 for an estimated total consideration of £79 million (US$122 million), of which £37 million (US$57 million) was paid in cash on completion. The balance comprises contingent consideration.
        The contingent consideration arrangement requires the Group to pay amounts over the next five years, based on a multiple of the earnings during that period, up to a maximum total purchase price of £70 million (US$108 million). The potential undiscounted amount of all future payments that the Group could be required to make under the contingent consideration arrangement is between £26 million (US$41 million) and £53 million (US$82 million).
        In view of the recent timing of this transaction, accounting for this acquisition is not yet complete and it is currently impractical to comply with the requirements of IFRS 3, Business Combinations and to state with any certainty the fair values of the assets and liabilities acquired, and therefore to estimate the goodwill arising on the transaction.

(b) Disposal of subsidiaries, joint ventures and associates

The profit on the disposal of subsidiaries, joint ventures and associates comprises:

	2009 £m	2008 £m
United Kingdom	-	(38)
Netherlands (see (i) below)	31	-
Australia (see (ii) below)	122	-
Offshore operations	-	14
Other small operations	-	31
Profit on disposal before tax	153	7
Tax on profit on disposal	-	-
Profit on disposal after tax	153	7

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A3 - Subsidiaries continued

(i) Dutch health insurance business

On 1 January 2009, the Group's Dutch subsidiary, Delta Lloyd, sold its health insurance business to OWM CZ Groep Zorgverkeraar UA ("CZ"), a mutual health insurer, for £246 million, realising a profit of £31 million, calculated as shown below. Under the terms of the agreement, CZ purchased the Delta Lloyd health insurance business and took on its underwriting risk and policy administration. Delta Lloyd continues to market and distribute health insurance products from CZ to its existing customers and continues to provide asset management for the transferred business. Delta Lloyd also has exclusive rights to market life, general insurance and income protection products to CZ's customers.

£m
Assets
Investments and property and equipment	396
Receivables and other financial assets	359
Prepayments and accrued income	158
Cash and cash equivalents	483
Total assets	1,396
Liabilities
Gross insurance liabilities	(709)
Pension obligations and other provisions	(7)
Other liabilities	(467)
Total liabilities	(1,183)
Net assets disposed of	213
Cash consideration	246
Less: transaction costs	(2)
Total consideration	244
Profit on disposal before tax	31

(ii) Australian life and pensions business

On 1 October 2009, the Group sold its Australian life and pensions business and wealth management platform to National Australia Bank for cash of A$902 million (£443 million). The total sale proceeds were fixed by reference to the net assets of the businesses at 31 December 2008, adjusted to reflect the results in the period from 1 January 2009 to completion. The profit on disposal of these wholly-owned subsidiaries was £122 million, calculated as follows:

£m
Assets
Goodwill and intangible assets	1
Investments and property and equipment	2,530
Receivables and other financial assets	60
Deferred acquisition costs and other assets	20
Tax assets	26
Cash and cash equivalents	175
Total assets	2,812
Liabilities
Gross insurance liabilities and liabilities for investment contracts	(2,083)
Payables and financial liabilities	(59)
Other liabilities	(249)
Tax liabilities and other provisions	(45)
Total liabilities	(2,436)
Net assets disposed of	376
Cash consideration *	443
Less: transaction costs	(16)
Less: other costs of disposal **	(25)
Total consideration	402
Transfer from currency translation reserve	96
Profit on disposal before tax	122

*   The Group hedged its exposure to A$900 million of the sale proceeds through the purchase of foreign currency forward contracts.

** Other costs of disposal have arisen from the agreement of a call option to purchase the shares of an associate of the Australian businesses in 2010.

(iii) UK non-core operations

On 11 February 2009, the Group sold The British School of Motoring Limited and its subsidiaries to Arques Consulting GmbH for a consideration of £4 million. The resultant loss on disposal of £9 million was provided for in the 2008 financial statements.

(iv) Non-adjusting subsequent event

On 17 February 2010, the Group sold its holding in Sogessur SA to the company's main shareholder, Societe Generale, for a consideration of £35 million, realising a profit on disposal of £24 million.

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A3 - Subsidiaries continued

(c) Listing of minority shareholding in Delta Lloyd

On 3 November 2009, Aviva plc and Delta Lloyd completed the Initial Public Offering ("IPO") of Delta Lloyd, which commenced trading on Euronext Amsterdam on that date. The IPO consisted of a public offering to institutional and retail investors of Delta Lloyd's ordinary shares, including the over-allotment option (also referred to as a "greenshoe") taken up on 24 November 2009. The Group has remained the majority shareholder after the IPO, retaining 58% of the ordinary share capital in Delta Lloyd. The transaction has been treated as an equity transaction with minorities, resulting in the following transfers between reserves:

Transfers (from)/to	£m
Currency translation reserve	(351)
Owner-occupied property reserve	(26)
Investment valuation reserve	(156)
Retained earnings	3
Minority interests	1,460
Net cash proceeds	930

(d) Operations and assets classified as held for sale

Assets held for sale as at 31 December 2009 comprise:

	2009 £m	2008 £m	2007 £m
Property and equipment held for sale (see (i) below)	-	102	-
Assets of operations classified as held for sale (see (ii) below)	53	1,448	1,128
Total assets classified as held for sale	53	1,550	1,128

(i) Property and equipment held for sale

Property and equipment held for sale at 31 December 2008 related to the UK data centres which were sold during 2009.

(ii) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 31 December 2009 relate to RAC France and an Australian associate, and are as follows:

	2009 £m	2008 £m	2007 £m
Goodwill and intangible assets	-	14	-
Investments and property and equipment	32	396	316
Receivables and other financial assets	20	386	554
Deferred acquisition costs and other assets	-	1	-
Prepayments and accrued income	1	158	145
Tax assets	-	-	17
Cash and cash equivalents	-	493	96
Total assets	53	1,448	1,128
Gross insurance liabilities	(20)	(709)	(627)
Borrowings	-	-	(12)
Payables and financial liabilities	-	(22)	(72)
Other liabilities	(13)	(478)	(220)
Tax liabilities and other provisions	-	(12)	(11)
Total liabilities	(33)	(1,221)	(942)
Net assets	20	227	186

On 2 December 2009, the Group announced that it had agreed to sell RAC France SA to its existing management team. The sale remains subject to regulatory approval and, as a result, the assets and liabilities of the business have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 31 December 2009.
        The operations disclosed as held for sale at 31 December 2008 comprised the Dutch health insurance business and certain UK non-core operations, both of which were sold during 2009. Details are given in section (b) above.

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A4 - Segmental information

The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments

The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom

The United Kingdom comprises two operating segments - UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides Aviva insurance cover to individuals and to small and medium-sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the group reinsurance result and the results of run off agency business.

Aviva Europe

Activities reported in the Aviva Europe operating segment exclude operations in the UK and include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

Delta Lloyd

The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.

North America

Our activities in North America principally comprise our long-term business operations in the US and general insurance business operation in Canada.

Asia Pacific

Our activities in Asia Pacific principally comprise our long-term business operations in Australia (prior to its sale on 10 October 2009), China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, and South Korea.

Aviva Investors

Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Fund management activities of Delta Lloyd are included in the separate operating segment above.

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in "Other Group activities". Similarly, central core structural borrowings and certain tax balances are included in "Other Group activities" in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:

(i) profit or loss from operations before tax attributable to shareholders.

(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

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A4 - Segmental information continued

(i) Segmental income statement for the year ended 31 December 2009

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	6,086	4,239	12,936	4,482	6,413	534	-	-	34,690
Premiums ceded to reinsurers	(1,311)	(355)	(468)	(134)	(231)	(77)	-	-	(2,576)
Internal reinsurance revenue	-	28	(13)	(7)	(6)	(2)	-	-	-
Net written premiums	4,775	3,912	12,455	4,341	6,176	455	-	-	32,114
Net change in provision for unearned premiums	2	607	(16)	6	(35)	(5)	-	-	559
Net earned premiums	4,777	4,519	12,439	4,347	6,141	450	-	-	32,673
Fee and commission income	261	272	558	226	55	121	296	-	1,789
	5,038	4,791	12,997	4,573	6,196	571	296	-	34,462
Net investment income	8,199	553	10,184	3,172	2,242	586	157	(121)	24,972
Inter-segment revenue	-	-	-	-	-	-	202	-	202
Share of loss of joint ventures and associates	(416)	-	(36)	(41)	-	(11)	-	-	(504)
Profit on the disposal of subsidiaries and associates	-	-	-	31	-	122	-	-	153
Segmental income*	12,821	5,344	23,145	7,735	8,438	1,268	655	(121)	59,285
Claims and benefits paid, net of recoveries from reinsurers	(7,313)	(3,409)	(8,871)	(3,567)	(4,110)	(279)	-	-	(27,549)
Change in insurance liabilities, net of reinsurance	663	531	(2,321)	(1,448)	(2,895)	(212)	-	-	(5,682)
Change in investment contract provisions	(4,008)	-	(6,451)	(239)	(128)	(148)	(211)	-	(11,185)
Change in unallocated divisible surplus	872	-	(2,280)	(68)	-	(71)	-	-	(1,547)
Amortisation of deferred acquisition costs and acquired value of in-force business	(46)	-	(47)	(3)	(149)	(4)	-	-	(249)
Depreciation and other amortisation expense	(45)	(72)	(60)	(35)	(77)	(6)	(5)	-	(300)
Other operating expenses	(1,804)	(1,893)	(2,107)	(1,248)	(653)	(246)	(348)	(306)	(8,605)
Impairment losses**	-	(42)	(17)	(445)	(104)	-	-	-	(608)
Inter-segment expenses	(119)	(6)	(15)	-	(60)	(1)	-	(1)	(202)
Finance costs	(254)	(19)	(13)	(672)	(18)	-	-	(360)	(1,336)
Segmental expenses	(12,054)	(4,910)	(22,182)	(7,725)	(8,194)	(967)	(564)	(667)	(57,263)
Profit/(loss) before tax	767	434	963	10	244	301	91	(788)	2,022
Tax attributable to policyholders' returns	(156)	-	(32)	-	-	(29)	-	-	(217)
Profit/(loss) before tax attributable to shareholders	611	434	931	10	244	272	91	(788)	1,805
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(10)	13	29	10	-	1	(44)	-
Investment return variances and economic assumption changes on long-term business	83	-	(194)	348	(87)	(75)	-	-	75
Short-term fluctuation in return on investments backing non-long-term business	-	(62)	(92)	23	(79)	-	-	115	(95)
Economic assumption changes on general insurance and health business	-	(55)	2	-	(4)	-	-	-	(57)
Impairment of goodwill	35	-	26	1	-	-	-	-	62
Amortisation and impairment of intangibles	3	18	31	19	69	2	2	-	144
(Profit)/loss on the disposal of subsidiaries and associates	-	-	-	(31)	-	(122)	-	-	(153)
Exceptional items	(163)	42	16	-	60	-	-	-	(45)
Integration and restructuring costs	89	114	64	-	-	-	21	(2)	286
Operating profit/(loss) before tax attributable to shareholders	659	481	797	399	213	77	115	(719)	2,022

*   Total reported income, excluding inter-segment revenue, is split United Kingdom £18,165 million, France £12,890 million, Netherlands £7,335 million, USA £6,350 million and Rest of the World £14,545 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £3 million and £nil respectively.

#  United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

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A4 - Segmental information continued

(ii) Segmental income statement for the year ended 31 December 2008

	United Kingdom		Europe
	Life £m	GI# £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Gross written premiums	8,108	5,496	9,550	5,979	6,486	587	-	-	36,206
Premiums ceded to reinsurers	(612)	(498)	(350)	(92)	(214)	(75)	-	-	(1,841)
Internal reinsurance revenue	-	26	(17)	(4)	(4)	(1)	-	-	-
Net written premiums	7,496	5,024	9,183	5,883	6,268	511	-	-	34,365
Net change in provision for unearned premiums	6	344	(3)	(18)	(50)	(2)	-	--	277
Net earned premiums	7,502	5,368	9,180	5,865	6,218	509	-	-	34,642
Fee and commission income	310	362	505	206	40	168	294	-	1,885
	7,812	5,730	9,685	6,701	6,258	677	294	-	36,527
Net investment income	(8,844)	326	(7,820)	1,652	444	(626)	(407)	(768)	(16,043)
Inter-segment revenue	-	-	-	-	-	-	203	-	203
Share of loss of joint ventures and associates	(1,058)	-	(11)	(27)	-	(32)	-	-	(1,128)
Profit/(loss) on the disposal of subsidiaries and associates	-	(38)	9	15	-	-	-	21	7
Segmental income*	(2,090)	6,018	1,863	7,711	6,702	19	90	(747)	19,566
Claims and benefits paid, net of recoveries from reinsurers	(8,620)	(3,944)	(9,280)	(4,131)	(2,912)	(464)	-	(2)	(29,353)
Change in insurance liabilities, net of reinsurance	2,674	280	4,253	(844)	(2,774)	296	-	-	3,885
Change in investment contract provisions	7,240	-	2,643	122	(126)	401	349	-	10,629
Change in unallocated divisible surplus	2,151	-	2,301	30	-	-	-	-	4,482
Amortisation of deferred acquisition costs and acquired value of in-force business	-	-	(39)	(5)	(285)	(4)	-	-	(333)
Depreciation and other amortisation expense	(70)	(108)	(43)	(77)	(51)	(5)	(5)	-	(359)
Other operating expenses	(1,787)	(2,599)	(1,444)	(1,526)	(633)	(296)	(362)	552	(8,095)
Impairment losses**	-	(26)	(17)	(797)	(200)	-	-	-	(1,040)
Inter-segment expenses	(137)	(2)	(18)	-	(42)	(3)	-	(1)	(203)
Finance costs	(541)	(10)	(20)	(683)	(17)	-	-	(276)	(1,547)
Segmental expenses	910	(6,409)	(1,664)	(7,911)	(7,040)	(75)	(18)	273	(21,934)
(Loss)/profit before tax	(1,180)	(391)	199	(200)	(338)	(56)	72	(474)	(2,368)
Tax attributable to policyholders' returns	1,031	-	49	-	-	(12)	-	-	1,068
(Loss)/profit before tax attributable to shareholders	(149)	(391)	248	(200)	(338)	(68)	72	(474)	(1,300)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	(71)	54	-	15	-	-	(5)	-
Investment return variances and economic assumption changes on long-term business	694	-	472	(72)	433	104	-	-	1,631
Short-term fluctuation in return on investments backing non-long-term business	-	334	37	352	(47)	-	-	143	819
Economic assumption changes on general insurance and health business	-	91	3	-	-	-	-	-	94
Impairment of goodwill	-	-	16	50	-	-	-	-	66
Amortisation and impairment of intangibles	3	33	12	22	44	-	3	-	117
(Profit)/loss on the disposal of subsidiaries and associates	-	38	(9)	(15)	-	-	-	(21)	(7)
Exceptional items	108	312	7	126	42	-	6	(50)	551
Integration and restructuring costs	60	195	15	23	-	-	33	-	326
Operating profit/(loss) before tax attributable to shareholders	723	541	855	286	149	36	114	(407)	2,297

*   Total reported income, excluding inter-segment revenue, is split United Kingdom £3,928 million, France £1,005 million, Netherlands £7,711 million, USA £4,954 million and Rest of the World £1,968 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

** Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £830 million and £nil respectively.

#  United Kingdom General Insurance includes the Group Reinsurance business, agency run off business and the non-insurance business for the RAC.

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A4 - Segmental information continued

(iii) Segmental statement of financial position as at 31 December 2009

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	31	1,208	959	319	812	50	2	-	3,381
Acquired value of in-force business and intangible assets	17	249	1,190	71	1,302	19	12	-	2,860
Interests in, and loans to, joint ventures and associates	1,957	-	348	379	2	277	15	4	2,982
Property and equipment	112	127	105	282	111	5	10	1	753
Investment property	7,369	89	1,342	2,183	6	-	698	735	12,422
Loans	18,348	600	992	18,797	2,177	35	5	125	41,079
Financial investments	73,788	2,477	95,086	32,009	27,371	2,169	1,095	4,684	238,679
Deferred acquisition costs	1,313	717	732	198	2,348	8	-	-	5,316
Other assets	14,942	3,847	19,169	4,364	3,030	379	654	534	46,919
Total assets	117,877	9,314	119,923	58,602	37,159	2,942	2,491	6,083	354,391
Insurance liabilities
Long-term business and outstanding claims provisions	62,043	5,410	38,422	30,818	27,201	2,062	-	-	165,956
Unearned premiums	173	2,240	956	347	1,040	25	-	-	4,781
Other insurance liabilities	-	79	116	63	98	(1)	-	-	355
Liability for investment contracts	39,322	-	62,477	3,335	2,911	-	1,970	-	110,015
Unallocated divisible surplus	1,849	-	1,787	150	-	80	-	-	3,866
Net asset value attributable to unitholders	875	-	5,257	721	-	-	-	3,041	9,894
External borrowings	2,518	10	141	6,830	183	-	-	5,318	15,000
Other liabilities, including inter-segment liabilities	6,668	(585)	4,282	12,529	2,450	140	320	3,634	29,438
Total liabilities	113,448	7,154	113,438	54,793	33,883	2,306	2,290	11,993	339,305
Total equity									15,086
Total equity and liabilities									354,391
Capital expenditure (excluding business combinations)	38	23	40	24	65	3	4	-	197

External borrowings by holding companies within the Group which are not allocated to operating companies are included in "Other Group activities".

 (iv) Segmental statement of financial position as at 31 December 2008

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	52	1,208	1,078	279	903	55	3	-	3,578
Acquired value of in-force business and intangible assets	65	265	1,355	115	2,196	28	14	-	4,038
Interests in, and loans to, joint ventures and associates	2,080	-	414	190	2	296	-	1	2,983
Property and equipment	123	173	153	366	106	32	10	1	964
Investment property	8,872	148	1,632	2,288	7	21	655	803	14,426
Loans	20,156	833	1,142	17,919	2,130	56	1	-	42,237
Financial investments	69,060	2,501	92,331	33,393	24,621	3,865	1,454	3,035	230,260
Deferred acquisition costs	1,221	994	855	225	2,626	40	3	1	5,965
Other assets	13,925	4,956	17,255	6,391	5,538	630	661	755	50,111
Total assets	115,554	11,078	116,215	61,166	38,129	5,023	2,801	4,596	354,562
Insurance liabilities
Long-term business and outstanding claims provisions	62,070	6,103	39,666	32,798	26,939	2,120	-	-	169,696
Unearned premiums	173	2,966	287	383	959	22	-	-	4,790
Other insurance liabilities	-	91	106	76	91	-	-	-	364
Liability for investment contracts	35,109	-	61,890	3,216	3,403	1,643	2,298	-	107,559
Unallocated divisible surplus	2,727	-	(548)	143	-	3	-	-	2,325
Net asset value attributable to unitholders	986	-	2,713	591	-	175	-	2,453	6,918
External borrowings	2,716	11	184	6,786	163	-	-	5,341	15,201
Other liabilities, including inter-segment liabilities	8,164	(972)	4,707	13,801	4,041	190	324	2,881	33,136
Total liabilities	111,945	8,199	109,005	57,794	35,596	4,153	2,622	10,675	339,989
Total equity									14,573
Total equity and liabilities									354,562
Capital expenditure (excluding business combinations)	36	93	40	32	70	4	5	-	280

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A4 - Segmental information continued

(v) Segmental statement of financial position as at 31 December 2007

	United Kingdom		Europe
	Life £m	GI £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Aviva Investors £m	Other Group activities £m	Restated Total £m
Goodwill	71	1,276	841	212	642	40	-	-	3,082
Acquired value of in-force business and intangible assets	65	349	1,073	91	1,579	28	12	-	3,197
Interests in, and loans to, joint ventures and associates	2,972	-	342	252	1	215	-	-	3,782
Property and equipment	177	317	110	264	28	37	7	2	942
Investment property	10,415	252	1,469	1,592	-	25	966	672	15,391
Loans	20,153	900	807	13,088	1,206	39	-	-	36,193
Financial investments	83,504	3,714	77,984	25,667	17,227	3,934	1,993	2,807	216,840
Deferred acquisition costs	1,477	1,188	658	124	828	42	4	-	4,321
Other assets	10,520	5,146	12,645	3,342	2,806	503	667	1,949	37,578
Total assets	129,354	13,142	95,929	44,642	24,317	4,863	3,649	5,430	321,326
Insurance liabilities
Long-term business and outstanding claims provisions	65,017	6,429	33,394	23,111	17,335	1,820	-	-	147,106
Unearned premiums	179	3,468	700	273	815	15	-	-	5,450
Other insurance liabilities	-	92	22	91	78	-	-	-	283
Liability for investment contracts	41,845	-	47,517	2,034	1,756	1,952	3,140	-	98,244
Unallocated divisible surplus	4,944	-	1,702	136	-	3	-	-	6,785
Net asset value attributable to unitholders	758	-	1,567	1,113	-	189	-	2,782	6,409
External borrowings	2,184	12	132	6,021	133	-	6	4,169	12,657
Other liabilities, including inter-segment liabilities	10,474	(320)	4,060	8,973	1,615	160	294	3,109	28,365
Total liabilities	125,401	9,681	89,094	41,752	21,732	4,139	3,440	10,060	305,299
Total equity									16,027
Total equity and liabilities									321,326
Capital expenditure (excluding business combinations)	30	140	50	50	10	5	6	2	299

(b) Further analysis by products and services

The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business

Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health

Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management

Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other

Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

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A4 - Segmental information continued

 (i) Segmental income statement - products and services for the year ended 31 December 2009

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,722	9,968	-	-	34,690
Premiums ceded to reinsurers	(1,801)	(775)	-	-	(2,576)
Net written premiums	22,921	9,193	-	-	32,114
Net change in provision for unearned premiums	-	559	-	-	559
Net earned premiums	22,921	9,752	-	-	32,673
Fee and commission income	703	131	548	407	1,789
	23,624	9,883	548	407	34,462
Net investment income	23,126	1,272	6	568	24,972
Inter-segment revenue	-	-	189	-	189
Share of (loss)/profit of joint ventures and associates	(449)	2	(16)	(41)	(504)
Profit on the disposal of subsidiaries and associates	(4)	-	-	157	153
Segmental income	46,297	11,157	727	1,091	59,272
Claims and benefits paid, net of recoveries from reinsurers	(20,442)	(7,107)	-	-	(27,549)
Change in insurance liabilities, net of reinsurance	(6,229)	547	-	-	(5,682)
Change in investment contract provisions	(11,185)	-	-	-	(11,185)
Change in unallocated divisible surplus	(1,547)	-	-	-	(1,547)
Amortisation of deferred acquisition costs and acquired value of in-force business	(249)	-	-	-	(249)
Depreciation and other amortisation expense	(147)	(53)	(7)	(92)	(300)
Other operating expenses	(3,192)	(3,465)	(554)	(1,394)	(8,605)
Impairment losses	(429)	(85)	-	(93)	(608)
Inter-segment expenses	(178)	(11)	-	-	(189)
Finance costs	(278)	(24)	(58)	(976)	(1,336)
Segmental expenses	(43,876)	(10,198)	(619)	(2,557)	(57,250)
Tax attributable to policyholder returns	(217)	-	-	-	(217)
Profit/(loss) before tax attributable to shareholders	2,204	959	108	(1,466)	1,805
Adjusted for non-operating items	(317)	1	25	508	217
Operating profit/(loss) before tax attributable to shareholders' profits	1,887	960	133	(958)	2,022

*   Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £207 million, of which £51million relates to property and liability insurance and £156 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £841million relating to health business. The remaining business relates to property and liability insurance.

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A4 - Segmental information continued

(ii) Segmental income statement - products and services for the year ended 31 December 2008

	Long-term business £m	General Insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	24,272	11,934	-	-	36,206
Premiums ceded to reinsurers	(1,044)	(797)	-	-	(1,841)
Net written premiums	23,228	11,137	-	-	34,365
Net change in provision for unearned premiums	-	277	-	-	277
Net earned premiums	23,228	11,414	-	-	34,642
Fee and commission income	753	160	567	405	1,885
	23,981	11,574	567	405	36,527
Net investment (expense)/income	(16,671)	425	3	200	(16,043)
Inter-segment revenue	-	-	185	-	185
Share of loss of joint ventures and associates	(1,089)	(5)	(12)	(22)	(1,128)
Profit on the disposal of subsidiaries and associates	-	-	-	7	7
Segmental income	6,221	11,994	743	590	19,548
Claims and benefits paid, net of recoveries from reinsurers	(21,024)	(8,329)	-	-	(29,353)
Change in insurance liabilities, net of reinsurance	3,560	325	-	-	3,885
Change in investment contract provisions	10,629	-	-	-	10,629
Change in unallocated divisible surplus	4,482	-	-	-	4,482
Amortisation of deferred acquisition costs and acquired value of in-force business	(333)	-	-	-	(333)
Depreciation and other amortisation expense	(159)	(49)	(6)	(145)	(359)
Other operating expenses	(3,194)	(3,914)	(599)	(388)	(8,095)
Impairment losses	(796)	(123)	-	(121)	(1,040)
Inter-segment expenses	(167)	(8)	-	(10)	(185)
Finance costs	(530)	(2)	(57)	(958)	(1,547)
Segmental expenses	(7,532)	(12,100)	(662)	(1,622)	(21,916)
Tax attributable to policyholder returns	1,068	-	-	-	1,068
(Loss)/profit before tax attributable to shareholders	(243)	(106)	81	(1,032)	(1,300)
Adjusted for non-operating items	1,937	1,304	42	314	3,597
Operating profit/(loss) before tax attributable to shareholders' profits	1,694	1,198	123	(718)	2,297

*   Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £89 million relates to property and liability insurance, £131 million to long-term business and the remainder to health business.

** General insurance and health business segment includes gross written premiums of £1,924 million and premiums ceded to other companies of £35 million relating to health business. The remaining business relates to property and liability insurance.

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A4 - Segmental information continued

(iii) Segmental statement of financial position - products and services as at 31 December 2009

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,616	462	2	1,301	3,381
Acquired value of in-force business and intangible assets	2,396	382	12	70	2,860
Interests in, and loans to, joint ventures and associates	2,851	5	44	82	2,982
Property and equipment	397	48	12	296	753
Investment property	11,138	191	-	1,093	12,422
Loans	26,915	769	5	13,390	41,079
Financial investments	220,660	11,548	65	6,406	238,679
Deferred acquisition costs	4,069	1,227	20	-	5,316
Other assets	38,469	7,014	523	913	46,919
Total assets	308,511	21,646	683	23,551	354,391
Gross insurance liabilities	153,628	17,464	-	-	171,092
Gross liabilities for investment contracts	110,015	-	-	-	110,015
Unallocated divisible surplus	3,866	-	-	-	3,866
Net asset value attributable to unit holders	6,841	13	-	3,040	9,894
Borrowings	3,780	89	-	11,131	15,000
Other liabilities, including inter-segment liabilities	13,064	(606)	414	16,566	29,438
Total liabilities	291,194	16,960	414	30,737	339,305
Total equity					15,086
Total equity and liabilities					354,391

(iv) Segmental statement of financial position - products and services as at 31 December 2008

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,827	477	3	1,271	3,578
Acquired value of in-force business and intangible assets	3,542	402	14	80	4,038
Interests in, and loans to, joint ventures and associates	2,810	4	44	125	2,983
Property and equipment	507	118	13	326	964
Investment property	12,953	278	-	1,195	14,426
Loans	28,916	914	1	12,406	42,237
Financial investments	213,379	11,632	73	5,176	230,260
Deferred acquisition costs	4,455	1,489	21	-	5,965
Other assets	39,539	9,876	563	133	50,111
Total assets	307,928	25,190	732	20,712	354,562
Gross insurance liabilities	155,693	19,157	-	-	174,850
Gross liabilities for investment contracts	107,559	-	-	-	107,559
Unallocated divisible surplus	2,325	-	-	-	2,325
Net asset value attributable to unit holders	4,449	16	-	2,453	6,918
Borrowings	4,368	-	-	10,833	15,201
Other liabilities, including inter-segment liabilities	16,953	379	392	15,412	33,136
Total liabilities	291,347	19,552	392	28,698	339,989
Total equity					14,573
Total equity and liabilities					354,562

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A4 - Segmental information continued

(v) Segmental statement of financial position - products and services as at 31 December 2007

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Restated Total £m
Goodwill	1,414	418	3	1,247	3,082
Acquired value of in-force business and intangible assets	2,628	424	12	133	3,197
Interests in, and loans to, joint ventures and associates	3,509	4	47	222	3,782
Property and equipment	435	70	9	428	942
Investment property	14,701	360	-	330	15,391
Loans	26,600	960	-	8,633	36,193
Financial investments	201,694	10,501	41	4,604	216,840
Deferred acquisition costs	2,711	1,583	27	-	4,321
Other assets	26,683	10,021	611	263	37,578
Total assets	280,375	24,341	750	15,860	321,326
Gross insurance liabilities	135,014	17,825	-	-	152,839
Gross liabilities for investment contracts	98,244	-	-	-	98,244
Unallocated divisible surplus	6,785	-	-	-	6,785
Net asset value attributable to unit holders	3,935	46	-	2,428	6,409
Borrowings	3,947	12	-	8,698	12,657
Other liabilities, including inter-segment liabilities	17,811	698	397	9,459	28,365
Total liabilities	265,736	18,581	397	20,585	305,299
Total equity					16,027
Total equity and liabilities					321,326

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A5 - Tax

This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement

(i) The total tax charge/(credit) comprises:

	2009 £m	2008 £m
Current tax
For this year	617	527
Prior year adjustments	(164)	(284)
Total current tax	453	243
Deferred tax
Origination and reversal of temporary differences	231	(1,814)
Changes in tax rates or tax laws	2	(7)
Write-down of deferred tax assets	21	95
Total deferred tax	254	(1,726)
Total tax charged/(credited) to income statement	707	(1,483)

(ii) The Group, as a proxy for policyholders in the UK, Ireland, Singapore and Australia (prior to disposal), is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish, Singapore and Australian life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders' returns included in the charge above is £217 million (2008: £1,068 million credit).

(iii) The tax charge/(credit) can be analysed as follows:

	2009 £m	2008 £m
UK tax	225	(1,482)
Overseas tax	482	(1)
	707	(1,483)

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce current tax expense and deferred tax expense by £59 million and £10 million respectively (2008: £139 million and £19 million respectively).

(v) Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2009 £m	2008 £m
Long-term business technical provisions and other insurance items	(876)	591
Deferred acquisition costs	261	224
Unrealised gains/(losses) on investments	963	(1,706)
Pensions and other post-retirement obligations	(72)	16
Unused losses and tax credits	(182)	(413)
Subsidiaries, associates and joint ventures	12	(199)
Intangibles and additional value of in-force long-term business	(21)	30
Provisions and other temporary differences	169	(269)
Total deferred tax charged/(credited) to income statement	254	(1,726)

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A5 - Tax continued

(b) Tax charged/(credited) to other comprehensive income

(i) The total tax charge/(credit) comprises:

	2009 £m	2008 £m
Current tax
In respect of fair value (losses)/gains on owner-occupied properties	-	(1)
Deferred tax
In respect of pensions and other post-retirement obligations	(45)	(15)
In respect of unrealised gains/( losses) on investments	241	(203)
	196	(218)
Total tax charged/(credited) to other comprehensive income	196	(219)

(ii) The tax charge attributable to policyholders' returns included above is £nil (2008: £nil).

(c) Tax credited to equity

Tax credited directly to equity in the year amounted to £17 million (2008: £16 million), and is wholly in respect of coupon payments on a direct capital instrument.

(d) Tax reconciliation

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2009 £m	2008 £m
Profit/(loss) before tax	2,022	(2,368)
Tax calculated at standard UK corporation tax rate of 28% (2008: 28.5%)	566	(675)
Different basis of tax - policyholders	82	(767)
Adjustment to tax charge in respect of prior years	(113)	(283)
Non-assessable income	(105)	(94)
Non-taxable profit on sale of subsidiaries and associates	(44)	(2)
Disallowable expenses	279	95
Different local basis of tax on overseas profits	50	(61)
Movement in deferred tax	(15)	292
Other	7	12
Total tax charged/(credited) to income statement	707	(1,483)

A6 - Earnings per share

This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic earnings per share

(i) The profit/(loss) attributable to ordinary shareholders is:

			2009
	Operating profit £m	Adjusting items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	2,022	(217)	1,805
Tax attributable to shareholders' (loss)/profits	(547)	57	(490)
Profit/(loss) for the year	1,475	(160)	1,315
Amount attributable to minority interests	(193)	(37)	(230)
Cumulative preference dividends for the year	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(44)	-	(44)
Profit/(loss) attributable to ordinary shareholders	1,221	(197)	1,024

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A6 - Earnings per share continued

			2008
	Operating profit £m	Adjusting items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	2,297	(3,597)	(1,300)
Tax attributable to shareholders' (loss)/profits	(487)	902	415
Profit/(loss) for the year	1,810	(2,695)	(885)
Amount attributable to minority interests	(91)	61	(30)
Cumulative preference dividends for the year	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	(40)	-	(40)
Profit/(loss) attributable to ordinary shareholders	1,662	(2,634)	(972)

(ii) Basic earnings per share is calculated as follows:

			2009
	Before tax £m	Net of tax, minorities, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	2,022	1,221	45.1
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(75)	(120)	(4.4)
Short-term fluctuation in return on investments backing non-long-term business	95	158	5.8
Economic assumption changes on general insurance and health business	57	41	1.5
Impairment of goodwill and other amounts expensed	(62)	(62)	(2.3)
Amortisation and net impairment of intangibles	(144)	(38)	(1.4)
Profit on the disposal of subsidiaries and associates	153	153	5.7
Integration and restructuring costs and exceptional items	(241)	(329)	(12.2)
Profit attributable to ordinary shareholders	1,805	1,024	37.8

			2008
	Before tax £m	Net of tax, minorities, preference dividends and DCI £m	Per share p
Operating profit attributable to ordinary shareholders	2,297	1,662	62.9
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(1,631)	(1,280)	(48.4)
Short-term fluctuation in return on investments backing non-long-term business	(819)	(553)	(20.9)
Economic assumption changes on general insurance and health business	(94)	(67)	(2.5)
Impairment of goodwill and other amounts expensed	(66)	(66)	(2.5)
Amortisation and net impairment of intangibles	(117)	(89)	(3.4)
Profit on the disposal of subsidiaries and associates	7	7	0.3
Integration and restructuring costs and exceptional items	(877)	(586)	(22.3)
Loss attributable to ordinary shareholders	(1,300)	(972)	(36.8)

(iii) The calculation of basic earnings per share uses a weighted average of 2,705 million (2008: 2,643 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2009 was 2,767 million (2008: 2,658 million).

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A6 - Earnings per share continued

(b) Diluted earnings per share

(i) Diluted earnings per share is calculated as follows:

			2009
	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	1,024	2,705	37.8
Dilutive effect of share awards and options	-	25	(0.3)
Diluted earnings per share	1,024	2,730	37.5

			2008
	Total £m	Weighted average number of shares m	Per share p
Loss attributable to ordinary shareholders	(972)	2,643	(36.8)
Dilutive effect of share awards and options	-	24	-
Diluted loss per share	(972)	2,667	(36.8)

(ii) Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			2009
	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	1,221	2,705	45.1
Dilutive effect of share awards and options	-	25	(0.3)
Diluted earnings per share	1,221	2,730	44.8

			2008
	Total £m	Weighted average number of shares m	Per share p
Operating profit attributable to ordinary shareholders	1,662	2,643	62.9
Dilutive effect of share awards and options	-	24	(0.6)
Diluted earnings per share	1,662	2,667	62.3

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A7 - Dividends and appropriations

This note analyses the total dividends and other appropriations we have paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2009 £m	2008 £m
Ordinary dividends declared and charged to equity in the year
Final 2008 - 19.91 pence per share, paid on 15 May 2009	527	-
(Final 2007 - 21.10 pence per share, paid on 16 May 2008)	-	554
Interim 2009 - 9.00 pence per share, paid on 17 November 2009	248	-
(Interim 2008 - 13.09 pence per share, paid on 17 November 2008)	-	348
	775	902
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instrument	61	56
	853	975

Subsequent to 31 December 2009, the directors proposed a final dividend for 2009 of 15.0 pence per ordinary share (2008: 19.91 pence), amounting to £415 million (2008: £527 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 17 May 2010 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2010.
        Interest on the direct capital instrument issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 28.0% (2008: 28.5%).

A8 - Insurance liabilities

This note analyses our insurance contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

Insurance liabilities at 31 December comprise:

			2009			2008			2007
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	64,702	-	64,702	66,863	-	66,863	66,093	-	66,093
Unit-linked non-participating	23,158	-	23,158	22,060	-	22,060	20,601	-	20,601
Other non-participating	66,198	-	66,198	67,265	-	67,265	48,618	-	48,618
	154,058	-	154,058	156,188	-	156,188	135,312	-	135,312
Outstanding claims provisions	921	9,977	10,898	907	11,842	12,749	727	10,842	11,569
Provision for claims incurred but not reported	-	2,719	2,719	-	2,518	2,518	-	2,099	2,099
	921	12,696	13,617	907	14,360	15,267	727	12,941	13,668
Provision for unearned premiums	-	4,781	4,781	-	5,493	5,493	-	5,484	5,484
Provision arising from liability adequacy tests	-	7	7	-	13	13	-	24	24
Other technical provisions	-	-	-	-	-	-	-	3	3
Total	154,979	17,484	172,463	157,095	19,866	176,961	136,039	18,452	154,491
Less: Obligations to staff pension schemes transferred to provisions	(1,351)	-	(1,351)	(1,402)	-	(1,402)	(1,025)	-	(1,025)
Amounts classified as held for sale	-	(20)	(20)	-	(709)	(709)	-	(627)	(627)
	153,628	17,464	171,092	155,693	19,157	174,850	135,014	17,825	152,839

(b) Long-term business liabilities

(i) Business description

The Group underwrites long-term business in a number of countries as follows:

-     In the UK mainly in

-     New With-Profits sub-fund ("NWPSF") of Aviva Life & Pensions UK ("UKLAP"), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account ("RIEESA") (see below);

-     Old With-Profits sub-fund ("OWPSF"), With-Profits sub-fund ("WPSF") and Provident Mutual sub-fund ("PMSF") of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance;

-     "Non-profit" funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-profit business are derived from management fees and policy charges, and emerge in the non-profit funds;

A8 - Insurance liabilities continued

 -   The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the "lock-in" criteria set by the Reattribution Scheme have been met. RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

-     In France, where the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial number of policies participate in investment returns, with the balance being attributable to shareholders.

-     In the Netherlands, the balance of profits, after providing appropriate returns for policyholders and after tax, accrues for the benefit of the shareholders. The bases for determining returns for policyholders are complex, but are consistent with methods and criteria followed generally in the Netherlands. In addition, a substantial number of policies provide benefits that are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees.

-     In the United States, there are two main types of business - protection products and accumulation products. Protection products include interest-sensitive whole life, term life, universal life and indexed life insurance policies. The accumulation product segment includes traditional fixed and indexed deferred annuities for individuals and funding agreements for business customers. In addition, there are two closed blocks of participating contracts arising from demutualisations of subsidiary companies. All products are classified as insurance contracts except for the funding agreements and term certain immediate annuities, which are classified as non-participating investment contracts.

-     In other overseas operations.

(ii) Group practice

The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, mainly using the net premium method, modified where necessary to reflect the requirements of the Companies Act.
        Material judgement is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates.
        Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.

(iii) Methodology and assumptions

There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
        Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency. Explicit provision is made for vested bonuses (including those vesting following the most recent fund valuation), but no such provision is made for future regular or terminal bonuses. However, this method makes implicit allowance for future regular or terminal bonuses already earned, by margins in the valuation discount rate used.
        The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience. Explicit provision is made for vested bonuses and explicit allowance is also made for future regular bonuses, but not terminal bonuses.

(a) UK

With-profit business

The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
        For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
        The items included in the cost of future policy-related liabilities include:

-   Maturity Guarantees;

-    Guaranteed Annuity Options;

-    GMP underpin on Section 32 transfers; and

-    Expected payments under Mortgage Endowment Promise.

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A8 - Insurance liabilities continued

In the Provident Mutual and With-Profits sub-funds in UKLAP, this is offset by the expected cost of charges to WPBR to be made in respect of guarantees.
        The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
        The principal assumptions underlying the cost of future policy related liabilities are as follows:

Future investment return

        A "risk-free" rate equal to the spot yield on UK Government securities, plus a margin of 0.1% is used. The rates vary, according to the outstanding term of the policy, with a typical rate as at 31 December 2009 being 4.35% (2008: 3.58%) for a policy with ten years outstanding.

Volatility of investment return

Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available or on a best estimate basis where not. These are term-dependent, with specimen values for ten year terms as follows:

		Volatility
	2009	2008
Equity returns	26.6%	34.6%
Property returns	15.0%	15.0%
Fixed interest yields	14.4%	15.9%

The table above shows the volatility of fixed interest yields, set with reference to 20 year at-the-money swaption volatilities.

Future regular bonuses

Annual bonus assumptions for 2010 have been set consistently with the year end 2009 declaration. Future annual bonus rates reflect the principles and practices of the fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality

Mortality assumptions are set with regard to recent company experience and general industry trends.
        The mortality tables used in the valuation are summarised below:

		Mortality table used
	2008 and 2009	2007
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or AM92/AF92
Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

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Non-profit business

Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
        For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
        Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.
        The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.
        Valuation discount rates for business in the non-profit funds are as follows:

			Valuation discount rates
	2009	2008	2007
Assurances
Life conventional non-profit	3.0% to 3.8%	2.7% to 3.4%	3.1% to 3.9%
Pensions conventional non-profit	3.8% to 4.0%	3.4% to 3.6%	3.9% to 4.1%
Deferred annuities
Non-profit - in deferment	4.2%	3.8%	4.3%
Non-profit - in payment	3.8% to 4.0%	3.4% to 3.6%	3.9% to 4.1%
Annuities in payment
Conventional annuity	4.2% to 5.7%	3.8% to 5.4%	4.3% to 5.2%
Non-unit reserves
Life	3.3%	3.0%	3.4%
Pensions	4.1%	3.7%	4.2%

Mortality assumptions are set with regard to recent company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used
	2008 and 2009	2007
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM80/AF80 or AM92/AF92 or TM92/TF92 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	Nil or AM80/AF80 or AM92/AF92 adjusted

Pensions business after vesting	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement
Annuities in payment
General annuity business	IML00/IFL00 adjusted plus allowance for future mortality improvement	IML00/IFL00 adjusted plus allowance for future mortality improvement

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(b) France

The majority of reserves arise from a single premium savings product and is based on the accumulated fund value, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. The net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2009, 2008 and 2007	2009, 2008 and 2007
Life assurances	0% to 4.5%	TD73-77, TD88-90, TH00-02, TGF05/TGH05
Annuities	0% to 4.5%	TPRV (prospective table)

(c) Netherlands

On transition to IFRS, the valuation of most long-term insurance and participating investment contracts was changed from existing methods that used historic assumptions to an active basis using current market interest rates. A liability adequacy test is performed in line with IFRS requirements. Where liabilities are based on current market interest rates and assets are valued at market value, the margin in the liability adequacy test is determined by comparison of the liabilities with the present value of best estimate cash flows. The yield curve is constructed from yields on collateralised AAA bonds.

	Valuation discount rates	Mortality tables used
	2009, 2008 and 2007	2009, 2008 and 2007
Life assurances	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds (2007: Based on DNB swap rates)	GBM 61-65, GBM/V 76-80, GBM 80-85, GBM/V 85-90 and GBM/V90-95
Annuities in deferment and in payment	Market risk-free yield curves, based on iBoxx index for collateralised AAA bonds (2007: Based on DNB swap rates)	GBM/V 76-80, GBM/V 85-90, GBM/V 95-00, Coll 1993/2003 and DIL 98, plus further allowance for future mortality improvement

(d) United States

For the major part of our US business, insurance liabilities are measured in accordance with US GAAP as at the date of acquisition.
        The liability for future policy benefits for traditional life insurance is computed using the net level method, based on guaranteed interest and mortality rates as used in calculating cash surrender values. Reserve interest assumptions ranged from 2.00% to 7.50% in 2009 (2008: 2.00% to 7.50%). The weighted average interest rate for all traditional life policy reserves in 2009 was 4.47% (2008: 4.47%).
        Future policy benefit reserves for universal life insurance, deferred annuity products and funding agreements are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the indexed products, the liability held is calculated based on the option budget method and is equal to the host contract and the calculated value of the derivative. The value of the derivative is based on the present value of the difference between the projected fund value and the underlying fund guarantee. The weighted average interest crediting rates for universal life products were 4.27% in 2009 (2008: 4.77%). The range of interest crediting rates for deferred annuity products, excluding sales inducement payouts, was 2.00% to 6.00% in 2009 (2008: 2.50% to 6.00%). An additional liability is established for universal life contracts with death or other insurance benefit features, which is determined using an equally-weighted range of scenarios with respect to investment returns, policyholder lapses, benefit election rates, premium payout patterns and mortality. The additional liability represents the present value of future expected benefits based on current product assumptions.

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The indexed life and annuity products guarantee the return of principal to the customer, and credit interest based on certain indices. A portion of the premium from each customer is invested in fixed income securities and is intended to cover the minimum guaranteed value. A further portion of the premium is used to purchase derivatives to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Both the derivatives and the options embedded in the policy are valued at their fair value.
        Deferred income reserves are established for fees charged for insurance benefit features which are assessed in a manner that is expected to result in higher profits in earlier years, followed by lower profits or losses in subsequent years. The excess charges are deferred and amortised using the same assumptions and factors used to amortise deferred acquisition costs. Shadow adjustments may be made to deferred acquisition costs, acquired value of in-force business, deferred income reserves and contract liabilities. The shadow adjustments are recognised directly in other comprehensive income so that unrealised gains or losses on investments that are recognised directly in other comprehensive income affect the measurement of the liability, or related assets, in the same way as realised gains or losses.

(e) Other countries

In all other countries, local generally-accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements

The following movements have occurred in the long-term business provisions during the year:

	2009 £m	2008 £m
Carrying amount at 1 January	156,188	135,312
Provisions in respect of new business	11,105	13,414
Expected change in existing business provisions	(7,625)	(6,423)
Variance between actual and expected experience	2,154	(9,401)
Effect of adjusting to PS06/14 realistic basis	-	(40)
Impact of other operating assumption changes	(121)	(812)
Impact of economic assumption changes	(404)	(604)
Other movements	1,112	(527)
Change in liability recognised as an expense	6,221	(4,393)
Effect of portfolio transfers, acquisitions and disposals	(67)	1,872
Foreign exchange rate movements	(8,284)	23,397
Carrying amount at 31 December	154,058	156,188

The variance between actual and expected experience of £2.2 billion was primarily driven by favourable movements in investment markets in 2009, which had a direct or indirect impact on liability values. Equity markets recovered and the values of corporate bonds and commercial mortgages were increased by the narrowing of credit spreads. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
        The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £2.2 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit.

(c) General insurance and health liabilities

(i) Provisions for outstanding claims

Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
        Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
        We only establish loss reserves for losses that have already occurred. We therefore do not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, we take into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.

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The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2009			As at 31 December 2008
	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m
Motor	4,411	753	5,164	4,723	960	5,683
Property	1,697	196	1,893	1,920	257	2,177
Liability	2,707	1,379	4,086	3,407	878	4,285
Creditor	170	17	187	131	28	159
Other	992	374	1,366	1,661	395	2,056
	9,977	2,719	12,696	11,842	2,518	14,360

	As at 31 December 2007
	Outstanding Claim Provisions £m	IBNR Provisions £m	Total Claim Provisions £m
Motor	4,428	951	5,379
Property	1,598	231	1,829
Liability	2,953	551	3,504
Creditor	119	15	134
Other	1,744	351	2,095
	10,842	2,099	12,941

(ii) Discounting

Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

			Rate			Mean term of liabilities
Class	2009	2008	2007	2009	2008	2007
Netherlands Permanent health and injury	3.48%	3.82%	3.87%	8 years	7 years	8 years
Reinsured London Market business	4.00%	3.56%	5.00%	10 years	8 years	8 years
Latent claims	0.82% to 4.84%	1.17% to 3.92%	4.51% to 5.21%	8 to 15 years	9 to 15 years	9 to 15 years
Structured settlements	3.30%	2.5%	2.5%	35 years	35 years	35 years

The gross outstanding claims provision before discounting was £13,576 million (2008: £15,061 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
        The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 8 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected below operating profit as an economic assumption change.
        During 2009, we have experienced an increase in the number of bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, especially in the UK, which are reserved for on a discounted basis.

(iii) Assumptions

Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are generally set by skilled claims technicians, applying their experience and knowledge to the circumstances of individual claims. Taking into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for authorisation.

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No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of a large or unusual claim may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
        Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.
        The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
        However, the following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims

The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims, legal fees and the life expectancy of potential sufferers.
        The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £195 million greater than the best estimate, or £155 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities

The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2009, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £60 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business.

Allowance for risk and uncertainty

The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims adopted by the Group at 31 December 2009 requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
        Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.

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(iv) Movements

The following changes have occurred in the general insurance and health claims provisions during the year:

	2009 £m	2008 £m
Carrying amount at 1 January	14,360	12,941
Impact of changes in assumptions	(106)	120
Claim losses and expenses incurred in the current year	7,328	8,720
Decrease in estimated claim losses and expenses incurred in prior years	(541)	(828)
Exceptional strengthening of general insurance latent claims provisions (see below)	60	356
Incurred claims losses and expenses	6,741	8,368
Less:
Payments made on claims incurred in the current year	(3,922)	(4,682)
Payments made on claims incurred in prior years	(3,814)	(4,307)
Recoveries on claim payments	298	293
Claims payments made in the year, net of recoveries	(7,438)	(8,696)
Unwind of discounting	41	33
Other movements in the claims provisions	-	(27)
Changes in claims reserve recognised as an expense	(656)	(322)
Effect of portfolio transfers, acquisitions and disposals	(649)	128
Foreign exchange rate movements	(359)	1,613
Carrying amount at 31 December	12,696	14,360

Exceptional strengthening of claim provisions

In 2009 an exceptional charge of £60 million was incurred for the strengthening of reserves in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago, which is included in change in insurance liabilities.
        In 2008 the Institute of Actuaries' Asbestos Working Party report contributed to our view that experience variances, which we had previously perceived as normal short-term volatility, reflected a real worsening of expected ultimate claims experience. The market trend in mesothelioma claims was fully reflected as a significant one-off strengthening of gross latent claims reserves in 2008 of £356 million, with a corresponding increase of £52 million in reinsurance recoverable. The net increase of £304 million comprised £668 million on an undiscounted basis and discounting of £364 million.

(d) Loss development tables

(i) Description of tables

The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2001 to 2009. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2002, by the end of 2009 £5,767 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,250 million was re-estimated to be £6,044 million at 31 December 2009.
        The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.
        In 2005, the year of adoption of IFRS, only five years were required to be disclosed. This is being increased in each succeeding additional year, until ten years of information is included.
        The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2009) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
Key elements of the release from prior accident year general insurance and health net provisions during 2008 were:

-     £285 million from the UK, mainly due to an improved trend in bodily injury experience on both personal and commercial motor, favourable experience on commercial liability and a reduction in public liability average claim costs.

-     £312 million from Europe, mainly due to lower than expected IBNR and costs of settling motor and commercial liability claims.

-     £111 million from Canada, mainly due to favourable motor bodily injury experience.

-     £89 million from prior year health insurance provisions.

Key elements of the release from prior accident year general insurance and health net provisions during 2009 were:

-     £230 million from the UK, including group reinsurance business, mainly due to an improved view of group reinsurance liabilities, and favourable development on personal and commercial motor claims, and commercial property and commercial liability large claims.

-   £237 million from Europe mainly due to favourable development of personal motor and commercial property, especially in respect of large claims.

-   £79 million from Canada mainly due to favourable experience on motor and personal property.

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(ii) Gross figures

Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Total £m
Gross cumulative claim payments
At end of accident year		(3,029)	(2,952)	(2,819)	(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)
One year later		(4,766)	(4,486)	(4,190)	(4,561)	(5,011)	(5,525)	(6,676)	(7,350)
Two years later		(5,303)	(4,921)	(4,613)	(4,981)	(5,449)	(5,971)	(7,191)
Three years later		(5,701)	(5,233)	(4,972)	(5,263)	(5,784)	(6,272)
Four years later		(5,966)	(5,466)	(5,258)	(5,448)	(6,001)
Five years later		(6,121)	(5,618)	(5,409)	(5,617)
Six years later		(6,223)	(5,715)	(5,527)
Seven years later		(6,294)	(5,767)
Eight years later		(6,350)
Estimate of gross ultimate claims
At end of accident year		6,590	6,250	6,385	6,891	7,106	7,533	8,530	9,508	7,364
One year later		6,770	6,372	6,172	6,557	6,938	7,318	8,468	9,322
Two years later		6,775	6,287	6,124	6,371	6,813	7,243	8,430
Three years later		6,798	6,257	6,036	6,178	6,679	7,130
Four years later		6,754	6,205	5,932	6,008	6,603
Five years later		6,679	6,122	5,853	6,003
Six years later		6,630	6,056	5,813
Seven years later		6,576	6,044
Eight years later		6,600
Estimate of gross ultimate claims		6,600	6,044	5,813	6,003	6,603	7,130	8,430	9,322	7,364
Cumulative payments		(6,350)	(5,767)	(5,527)	(5,617)	(6,001)	(6,272)	(7,191)	(7,350)	(3,780)
	3,358	250	277	286	386	602	858	1,239	1,972	3,584	12,812
Effect of discounting	(778)	(8)	(13)	(31)	(4)	(7)	(7)	(8)	(11)	(13)	(880)
Present value	2,580	242	264	255	382	595	851	1,231	1,961	3,571	11,932
Cumulative effect of foreign exchange movements	-	43	43	69	83	106	152	132	(41)	-	587
Effect of acquisitions	-	7	10	62	14	23	23	27	11	-	177
Present value recognised in the statement of financial position	2,580	292	317	386	479	724	1,026	1,390	1,931	3,571	12,696

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(iii) Net of reinsurance

After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,970)	(2,913)	(2,819)	(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)
One year later		(4,624)	(4,369)	(4,158)	(4,378)	(4,925)	(5,442)	(6,542)	(7,165)
Two years later		(5,088)	(4,779)	(4,565)	(4,712)	(5,344)	(5,881)	(7,052)
Three years later		(5,436)	(5,064)	(4,924)	(4,986)	(5,671)	(6,181)
Four years later		(5,648)	(5,297)	(5,180)	(5,163)	(5,892)
Five years later		(5,763)	(5,424)	(5,325)	(5,327)
Six years later		(5,841)	(5,508)	(5,442)
Seven years later		(5,896)	(5,552)
Eight years later		(5,954)
Estimate of net ultimate claims
At end of accident year		6,186	6,037	6,218	6,602	6,982	7,430	8,363	9,262	7,115
One year later		6,333	6,038	6,093	6,266	6,818	7,197	8,302	9,104
Two years later		6,321	5,997	6,037	6,082	6,688	7,104	8,244
Three years later		6,329	5,973	5,942	5,882	6,544	6,996
Four years later		6,286	5,912	5,851	5,709	6,476
Five years later		6,219	5,855	5,772	5,699
Six years later		6,173	5,786	5,683
Seven years later		6,109	5,754
Eight years later		6,130
Estimate of net ultimate claims		6,130	5,754	5,683	5,699	6,476	6,996	8,244	9,104	7,115
Cumulative payments		(5,954)	(5,552)	(5,442)	(5,327)	(5,892)	(6,181)	(7,052)	(7,165)	(3,650)
	1,860	176	202	241	372	584	815	1,192	1,939	3,465	10,846
Effect of discounting	(404)	(2)	(3)	(3)	(1)	(2)	(4)	(8)	(11)	(13)	(451)
Present value	1,456	174	199	238	371	582	811	1,184	1,928	3,452	10,395
Cumulative effect of foreign exchange movements	-	31	38	60	79	99	143	126	(42)	-	534
Effect of acquisitions	-	6	7	38	11	18	18	17	9	-	124
Present value recognised in the statement of financial position	1,456	211	244	336	461	699	972	1,327	1,895	3,452	11,053

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as "paid" at the date of disposal.
        The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2001. The undiscounted claim provisions, net of reinsurance, in respect of this business at 31 December 2009 were £968 million (2008: £1,019 million, 2007 £323 million). The movement in the year reflects exceptional strengthening of provisions by £60 million in respect of several specific discontinued commercial liability risks written in Canada a significant number of years ago (2008: £668 million due to the increased market trend in mesothelioma claim notifications), other releases of £62 million (2008: £16 million strengthening), foreign exchange rate movements and timing differences between claim payments and reinsurance recoveries.

(e) Provision for unearned premiums

Movements

The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2009 £m	2008 £m
Carrying amount at 1 January	5,493	5,484
Premiums written during the year	9,968	11,934
Less: Premiums earned during the year	(10,613)	(12,322)
Changes in UPR recognised as income	(645)	(388)
Gross portfolio transfers and acquisitions	-	(11)
Foreign exchange rate movements	(67)	408
Carrying amount at 31 December	4,781	5,493

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A9 - Liability for investment contracts

This note analyses our investment contract liabilities by type of product and describes how we calculate these liabilities and what assumptions we have used.

(a) Carrying amount

The liability for investment contracts at 31 December comprised:

	2009 £m	2008 £m	2007 £m
Long-term business
Participating contracts	66,559	65,278	53,609
Non-participating contracts at fair value	41,289	39,509	43,608
Non-participating contracts at amortised cost	2,167	2,772	1,027
	43,456	42,281	44,635
Total	110,015	107,559	98,244

(b) Long-term business investment liabilities

Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.

        Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.

        For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated distributable surplus.
        Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost.
        Of the non-participating investment contracts measured at fair value, £39,686 million are unit-linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves if required on a fair value basis. These contracts are classified as "Level 1" in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant. Of the remaining non-participating contracts measured at fair value at 31 December 2009, £238 million are classified as "Level 1", £1,203 million are classified as "Level 2" and £162 million are classified as "Level 3" in the fair value hierarchy. "Level 3" investment contracts had a fair value of £178 million at 31 December 2008, with the movement in the year represented by foreign exchange movements of £19 million offset by new policy issuances of £3 million. We believe that changing one or more of the assumptions that support the "Level 3" valuation to reasonably possible alternative assumptions would not change the fair value significantly. In respect of investment contracts carried at fair value there were no transfers between different levels of the fair value hierarchy during 2009.
        For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.
        In the United States, funding agreements consist of one to ten year fixed rate contracts. These contracts may not be cancelled by the holders unless there is a default under the agreement, but may, subject to a call premium, be terminated by Aviva at any time. Aviva issued no new funding agreements in 2009. The weighted average interest rates for fixed-rate and floating-rate funding agreements as at 31 December 2009 were 4.79% and 0.37% respectively. Funding agreements issued before 2008 are measured at fair value equal to the present value of contractual cash flows, and for business issued since 2008 are measured at amortised cost. Most funding agreements are fully collateralised and therefore their fair values are not adjusted for own credit risk. Funding agreements carried at fair value total £1,093 million and are classified as "Level 2" in the fair value hierarchy.

There is a small volume of annuity certain business for which the liability is measured at amortised cost using the effective interest method.

        The fair value of contract liabilities measured at amortised cost is not materially different from the amortised cost liability.

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(c) Movements in the year

The following movements have occurred in the year:

(i) Participating investment contracts

	2009 £m	2008 £m
Carrying amount at 1 January	65,278	53,609
Provisions in respect of new business	5,973	3,391
Expected change in existing business provisions	(1,256)	(1,909)
Variance between actual and expected experience	2,469	(4,661)
Impact of operating assumption changes	(49)	(166)
Impact of economic assumption changes	(57)	244
Other movements	(1,316)	13
Change in liability recognised as an expense	5,764	(3,088)
Effect of portfolio transfers, acquisitions and disposals	(246)	2,181
Foreign exchange rate movements	(4,256)	12,576
Other movements	19	-
Carrying amount at 31 December	66,559	65,278

A9 - Liability for investment contracts continued

The variance between actual and expected experience of £2.5 billion was primarily driven by favourable movements in investment markets in 2009, which had a direct or indirect impact on liability values. Equity markets recovered and the values of corporate bonds and commercial mortgages were increased by the narrowing of credit spreads. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
        The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. The £2.5 billion variance between actual and expected experience is not a change in assumptions. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note A11, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2009 £m	2008 £m
Carrying amount at 1 January	42,281	44,635
Provisions in respect of new business	3,045	5,314
Expected change in existing business provisions	(1,847)	(2,273)
Variance between actual and expected experience	2,495	(9,503)
Impact of operating assumption changes	107	(28)
Impact of economic assumption changes	4	5
Other movements	370	(169)
Change in liability	4,174	(6,654)
Effect of portfolio transfers, acquisitions and disposals	(1,596)	(14)
Foreign exchange rate movements	(1,403)	4,314
Carrying amount at 31 December	43,456	42,281

The variance between actual and expected experience of £2.5 billion was primarily driven by favourable movements in investment markets in 2009, which had a direct or indirect impact on liability values. Equity markets recovered and the value of corporate bonds and commercial mortgages were increased by the narrowing of credit spreads. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
        The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The £2.5 billion variance between actual and expected experience is not a change in assumptions. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note A11, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

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A10 - Reinsurance assets

This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts

The reinsurance assets at 31 December comprised:

	2009 £m	2008 £m	2007 £m
Long-term business
Insurance contracts	4,299	4,466	4,298
Participating investment contracts	-	52	22
Non-participating investment contracts	1,258	1,047	1,461
Outstanding claims provisions	40	145	94
	5,597	5,710	5,875
General insurance and health
Outstanding claims provisions	1,194	1,737	1,634
Provisions for claims incurred but not reported	449	29	29
	1,643	1,766	1,663
Provision for unearned premiums	332	418	511
Other technical provisions	-	-	5
	1,975	2,184	2,179
Total	7,572	7,894	8,054

Of the above total, £4,493 million (2008: £6,097 million, 2007: £4,796 million) is expected to be recovered more than one year after the statement of financial position date.

The increase in the reinsurers' share of provisions for claims incurred but not reported during 2009 is due to a revised allocation between outstanding claims and IBNR of reinsurance assets in respect of certain discontinued run-off business

(b) Assumptions

The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts.
        Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements

The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2009 £m	2008 £m
Carrying amount at 1 January	5,565	5,781
Asset in respect of new business	412	235
Expected change in existing business asset	(57)	243
Variance between actual and expected experience	(35)	(1,141)
Impact of other operating assumption changes	(189)	(761)
Impact of economic assumption changes	(250)	306
Other movements	486	(231)
Change in asset	367	(1,349)
Effect of portfolio transfers, acquisitions and disposals	(41)	140
Foreign exchange rate movements	(334)	993
Carrying amount at 31 December	5,557	5,565

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The reduction in the reinsurance asset from assumption changes mainly relates to Ireland, with a corresponding reduction made to gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note A11, together with the impact of movements in related liabilities and other non-financial assets.

A10 - Reinsurance assets continued

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2009 £m	2008 £m
Carrying amount at 1 January	1,766	1,663
Impact of changes in assumptions	(72)	21
Exceptional strengthening of latent claims provisions	-	52
Reinsurers' share of claim losses and expenses
Incurred in current year	255	228
Incurred in prior years	7	12
Reinsurers' share of incurred claim losses and expenses	262	240
Less:
Reinsurance recoveries received on claims
Incurred in current year	(138)	(107)
Incurred in prior years	(202)	(257)
Reinsurance recoveries received in the year	(340)	(364)
Unwind of discounting	22	24
Change in reinsurance asset recognised as income	(128)	(27)
Effect of portfolio transfers, acquisitions and disposals	57	27
Foreign exchange rate movements	(50)	105
Other movements	(2)	(2)
Carrying amount at 31 December	1,643	1,766

(iii) Reinsurers' share of the provision for unearned premiums (UPR)

	2009 £m	2008 £m
Carrying amount at 1 January	418	511
Premiums ceded to reinsurers in the year	775	798
Less: Reinsurers' share of premiums earned during the year	(861)	(909)
Changes in reinsurance asset recognised as income	(86)	(111)
Reinsurers' share of portfolio transfers and acquisitions	5	8
Foreign exchange rate movements	(5)	10
Carrying amount at 31 December	332	418

A11 - Effect of changes in assumptions and estimates during the year

Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2008 to 2009, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2009 £m	Effect on profit 2008 £m
Assumptions
Long-term insurance business
Interest rates	(363)	(521)
Expenses	69	24
Persistency rates	-	2
Mortality for assurance contracts	11	44
Mortality for annuity contracts	6	26
Tax and other assumptions	(49)	93
Investment contracts
Interest rates	20	(75)
Expenses	40	(27)
Persistency rates	-	2
Tax and other assumptions	(89)	36
General insurance and health business
Change in loss ratio assumptions	(2)	(1)
Change in discount rate assumptions	57	(94)
Change in expense ratio and other assumptions	(21)	-
Total	(321)	(491)

The impact of interest rates for long-term business relates primarily to the US, driven by the reduction in credit spreads on corporate bonds; this had the effect of increasing liabilities for indexed business and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.
        Other assumption changes include the effect of business migration and expense inflation adjustments in the UK, and reserve releases in Asia.
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 A12- Borrowings

(a) Movements during the year

Movements in borrowings during the year were:

	Core structural £m	Operational £m	Total 2009 £m
New borrowings drawn down, net of expenses	2,739	1,521	4,260
Repayment of borrowings	(2,546)	(1,307)	(3,853)
Net cash inflow	193	214	407
Foreign exchange rate movements	(232)	(566)	(798)
Borrowings acquired for non-cash consideration
Acquisitions
Fair value movements	-	187	187
Amortisation of discounts and other non-cash items	3	-	3
Movements in the year	(36)	(165)	(201)
Balance at 1 January	5,525	9,676	15,201
Balance at 31 December	5,489	9,511	15,000

Movements in borrowings during the previous year were:

	Core structural £m	Operational £m	Total 2008 £m
New borrowings drawn down, net of expenses	3,929	1,586	5,515
Repayment of borrowings	(3,496)	(1,721)	(5,217)
Net cash inflow	433	(135)	298
Foreign exchange rate movements	779	1,779	2,558
Borrowings acquired for non-cash consideration	-	(3)	(3)
Acquisitions	-	81	81
Fair value movements	-	(404)	(404)
Amortisation of discounts and other non-cash items	2	-	2
Movements in the year	1,214	1,318	2,532
Balance at 1 January	4,311	8,358	12,669
Balance at 31 December	5,525	9,676	15,201

All movements in fair value in 2009 and 2008 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions. These loan notes have external credit ratings which have not changed since the inception of the loans.

A13 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the year.
        The following movements have occurred in the year:

	2009 £m	2008 £m
Carrying amount at 1 January	2,325	6,785
Change in participating contract assets	(1,314)	(12,022)
Change in participating contract liabilities	3,836	7,699
Effect of special bonus to with-profit policyholders (see note A14)	(69)	(89)
Effect of reattribution of inherited estate (see note A14)	(881)	-
Other movements	(25)	(70)
Change in liability recognised as an expense	2,428	(4,482)
Effect of portfolio transfers, acquisitions and disposals	(4)	-
Movement in respect of change in pension scheme deficit	(24)	(78)
Foreign exchange rate movements	43	88
Other movements	(21)	12
Carrying amount at 31 December	3,866	2,325

In Italy the UDS balances were £92 million negative in total at 31 December 2009 (2008: France, Italy and Spain £924 million negative, 2007: Italy £116 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. In each case, the negative balance is considered to be recoverable from margins in the existing participating business liabilities.

A14 - Special bonus and reattribution of the inherited estate

(a) Special bonus declared by UK Life business

On 5 February 2008, the Group's UK long-term business operation, Norwich Union Life, announced a one-off, special bonus worth an estimated £2.3 billion, benefiting around 1.1 million with-profit policyholders in its CGNU Life and CULAC with-profit funds. The bonus is being used to enhance policy values by around 10% in total, in three instalments, with the qualifying dates being 1 January 2008, 1 January 2009 and 1 January 2010. In accordance with the way the funds are managed, the bonus distribution is being split on a 90/10 basis between policyholders and shareholders. £2,127 million was set aside for policyholders on 1 January 2008, and subject to market movements from that date, will be allocated over three years. Similarly, shareholders will receive £236 million, subject to market movements, over the three year period.

        As explained in accounting policies F and K, the Group's insurance and participating investment contract liabilities are measured in accordance with IFRS 4, Insurance Contracts, and FRS 27, Life Assurance. The latter requires liabilities for with-profit funds falling within the scope of the UK's Financial Services Authority's capital regime to be determined in accordance with this regime, adjusted to remove the shareholders' share of future bonuses. This required us to recognise planned discretionary bonuses within policyholder liabilities at 31 December 2007, even if there was no constructive obligation at the time. As a result of the announcement made above, a transfer of £2,127 million was made in 2007 from the UDS in order to increase insurance liabilities by £1,728 million and participating investment contract liabilities by £399 million. Of the original £236 million due to shareholders, £69 million has been transferred from the UDS in 2009 (2008: £89 million).

(b) Impact of the reattribution of the inherited estate

On 1 October 2009 a reorganisation of the with-profit funds of CGNU Life Assurance Limited (CGNU) and Commercial Union Life Assurance Company Limited (CULAC) was approved by the Board and became effective. The reorganisation is achieved through a reattribution to shareholders of the inherited estates of these funds. As part of the reorganisation the two funds were merged and transferred to Aviva Life & Pensions UK Limited (UKLAP).

        Within UKLAP, two new with-profit sub-funds have been created. Policies of non-electing policyholders have been transferred to the Old With-Profit Sub-Fund (OWPSF). The inherited estate has not been reattributed and remains in the OWPSF.

        Where policyholders elected to accept the reattribution their policies have been transferred to the New With-Profit Sub-Fund (NWPSF). The inherited estate, totalling £1,105 million at 1 October 2009, has been reattributed to a separate long-term fund called the Non-Profit Sub-Fund 1(NPSF1), in which 100% of the surplus is attributable to shareholders.

        On the effective date of 1 October 2009, the unallocated divisible surplus of NWPSF was released as it has been allocated to shareholders. The release of this liability is included in the impact below. The reorganisation scheme has imposed certain restrictions around release of the assets allocated to shareholders as a result of this transaction, to ensure that sufficient protection for with-profit policyholder benefits is maintained.

Initial impact

The initial impact of the reorganisation on the IFRS income statement and balance sheet at 1 October 2009 was:

	Note	Impact £m
Change in unallocated divisible surplus
Release of unallocated divisible surplus	(a)	881
Other expenses
Policyholder incentive payments	(b)	(471)
Project costs	(c)	(208)
Tax	(d)	(207)
Loss after tax		(5)

	Note	Impact £m
Cash and cash equivalents	(b)	(450)
Prepayments	(c)	(208)
Total assets		(658)
Equity		(5)
Gross insurance liabilities	(b)	21
Unallocated divisible surplus	(a)	(881)
Tax liabilities	(d)	207
Total equity and liabilities		(658)

(a)      The unallocated divisible surplus transferred to the NWPSF, in proportion to the electing policies, has been allocated to shareholders and released. The remaining UDS, transferred to the OWPSF in proportion to the non-electing policies, has not been released and remains unallocated.

(b)      Policyholder incentive payments total £471 million. Payments totalling £450 million were paid in cash and the remaining payments of £21 million were added to the value of certain policies in the form of additional benefits.

(c)      During the development stage of the scheme eligible costs were capitalised as a prepayment. As the benefit of the scheme has now been realised, these costs have been charged to the Income Statement.

(d)      A deferred tax liability has been recognised in accordance with IAS 12 on the temporary difference between the carrying value of the reattributed estate for tax and IFRS purposes.

The initial impact of the reorganisation on profit before tax was £202 million, of which a loss of £5 million is recognised in operating profit, reflecting the value derived from the reorganisation. The remaining £207 million is recognised outside operating profit, off-setting the shareholder tax attributable to the transaction.

Ongoing impact

The reattribution has an ongoing impact arising from profits generated in the NWPSF that are attributable to shareholders. Included within profit before tax for the year of £2,022 million is £51 million that has been recognised as profit as a result of the reattribution of the inherited estate which comprises £56 million relating to the ongoing impact offset by a £5 million charge from the initial impact of the reattribution. Previously this profit would have been transferred to the unallocated distributable surplus.

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A15 - Pension obligations

(a) Pension scheme deficits in the consolidated statement of financial position

On the consolidated statement of financial position, the amount described as provisions includes the pension scheme deficit and comprises:

	2009 £m	Restated 2008 £m	Restated 2007 £m
Deficits in the staff pension schemes	1,707	613	205
Other obligations to staff pension schemes - insurance policies issued by Group companies	1,351	1,402	1,025
Total IAS 19 obligations to staff pension schemes	3,058	2,015	1,230
Restructuring provision	198	253	135
Other provisions	724	722	572
	3,980	2,990	1,937
Less amounts classified as held for sale	-	(6)	-
Total	3,980	2,984	1,937

(b) Movements in the scheme deficits and surpluses

Movements in the pension schemes' deficits and surpluses comprise:

	2009	2008
	Pension scheme deficits £m	Pension scheme deficits £m
Deficits in the schemes at 1 January	(613)	(178)
Employer contributions	294	620
Current and past service cost	(156)	(163)
Gains/(losses) on curtailments and settlements	49	(3)
Credit/(charge) to investment income	(125)	121
Other actuarial losses	(1,158)	(987)
Exchange rate movements on foreign plans	2	(23)
Deficits in the schemes at 31 December	(1,707)	(613)

(c) Pensions expenses

(i) Recognised in the income statement

	2009 £m	2008 £m
Current service cost	(131)	(162)
Past service cost	(25)	(1)
Gains on curtailments	38	(3)
Gains on settlements	11	-
Total pension cost charged to net operating expenses	(107)	(166)
Expected return on scheme assets	466	706
Less: Income on insurance policy assets accounted for elsewhere	(58)	(64)
	408	642
Interest charge on scheme liabilities	(591)	(585)
(Charge)/credit to investment income	(183)	57
Total charge to income	(290)	(109)

(ii) Recognised in the statement of comprehensive income

	2009 £m	2008 £m
Expected return on scheme assets	(466)	(706)
Actual positive/(negative) return on these assets	1,009	(1,245)
Actuarial gains/(losses) on scheme assets	543	(1,951)
Less: losses on insurance policy assets accounted for elsewhere	18	58
Actuarial gains/(losses) on admissible assets	561	(1,893)
Experience gains arising on scheme liabilities	77	105
Changes in assumptions underlying the present value of the scheme liabilities	(1,778)	859
Actuarial losses recognised in other comprehensive income	(1,140)	(929)

The loss arising from changes in assumptions in 2009 reflects the impact of lower discount rates for liabilities across all schemes and higher pension and salary increase assumptions in the UK and Netherlands, together with the strengthening of mortality assumptions in Ireland.

The cumulative amount of actuarial gains and losses on the pension schemes recognised in other comprehensive income since
1 January 2004 (the date of transition to IFRS) is a loss of £2,230 million at 31 December 2009 (2008: loss of £1,090 million).

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A16 - Related party transactions

The Group receives income from related parties from transactions made in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

		2009		2008	2007
	Income earned in year £m	Receivable at year end £m	Income earned in year £m	Receivable at year end £m	Receivable at year end £m
Associates	49	3	61	3	2
Joint ventures	17	328	20	300	169
Employee pension schemes	9	2	24	6	6
	75	333	105	309	177

Income from associates predominantly relates to our investments in the Royal Bank of Scotland (RBS) life and collective investment companies. Under management service agreements with these associates, our UK life insurance companies provide administration services, the cost of which is recharged to the RBS companies. In addition, our fund management companies provide fund management services to these associates, for which they charge fees based on the level of funds under management.
        Transactions with joint ventures relate to the property management undertakings. At 31 December 2009, there were four such joint ventures. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities to fund property developments, including shopping, business and distribution centres, and properties in Europe, as well as a film studio development in the UK. Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
        Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme and the Dutch scheme hold investments in Group-managed funds and insurance policies with other Group companies.
        The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

A17 - Risk management

(a) Risk management framework

Aviva has established a risk management framework to protect the Group from events that hinder the sustainable achievement of its performance objectives, including failing to exploit opportunities.
        The risks faced by the Group can be categorised as follows:

- Financial risks cover market and credit risk, insurance risk, liquidity and capital management.

- Strategic risks include issues such as customer, brand, products and markets as well as any risks to our business model arising from changes in our market and risks arising from mergers and acquisitions.

- Operational risk arises from inadequate or failed internal processes, or from people and systems or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance.

The risk management framework provides the means to identify, assess, mitigate, manage, monitor and report all of the different types of risk faced by the Group to provide a single picture of the threats and uncertainties faced and opportunities that exist.
        Responsibility for risk management resides at all levels within the Group with appropriate risk related objectives embedded within performance measurement plans. As part of our risk management framework we employ a three lines of defence model that encourages close working relationships between line management and the risk function whilst facilitating independent assurance by internal audit. Primary responsibility for risk identification and management lies with business management (the first line of defence). Support for and challenge on the completeness and accuracy of risk assessment, risk reporting and adequacy of mitigation plans are performed by specialist risk functions (the second line of defence). Independent and objective assurance on the robustness of the risk management framework and the appropriateness and effectiveness of internal control is provided by group audit (the third line of defence).
        The Group sets limits to manage material risks to ensure the risks stay within risk appetite (the amount of risk the Group is willing to accept). The Group assesses the size and scale of a risk by considering how likely it is that the risk will occur and the potential impact the risk could have on our business and our stakeholders. Where risks are outside appetite actions are agreed to mitigate the exposure.
        The Group's risk management framework is designed to manage, rather than eliminate, the risk to business objectives and mitigates the risk of material financial misstatement or loss. New and emerging risks, or risks we currently deem as immaterial may also pose a risk to business objectives.

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A17 - Risk management continued

The Group recognises the critical importance of maintaining an efficient and effective risk management framework. To this end, the Group has an established governance framework, which has the following key elements:

- Defined terms of reference for the Board, its committees, and the associated executive management committees;

- A clear organisational structure with documented delegated authorities and responsibilities from the Board to Board committees, executive management committees and senior management;

- A risk management function operating across Group centre, regions and business units, with clear responsibilities and objectives;

- A Group policy framework that defines risk appetite and sets out risk management and control standards for the Group's worldwide operations. The policies also set out the roles and responsibilities of businesses, regions, policy owners, and the risk oversight committees; and

- Risk oversight committees that review and monitor aggregate risk data, assess whether the risk profile is within appetite and take overall risk management decisions. The committees monitor adherence to the risk management policies and oversee mitigating actions being taken where risks are outside of appetite.

The Group has developed economic capital models that support the measurement, comparison and monitoring of our risks. The results of the modelling are incorporated into key decision making processes. These models show the relative impact to economic capital from the risks we face. In turn this supports the assessment of appropriate and effective mitigating strategies where risks are outside of appetite.
        The financial impact from changes in market risk (such as interest rates, equity prices and property values) is examined through stress tests adopted in the Individual Capital Assessments (ICA) and scenario analysis which consider the impact on capital from variations in financial circumstances on either a remote scenario, or to changes from the central operating scenario. Both assessments consider the management actions that may be taken in mitigation of the change in circumstances.
        Stress and scenario testing help give an indication of the size of losses that could be experienced in extreme but plausible events and compliments other risk measurement techniques. It helps identify concentration risk across businesses and portfolios and is a useful tool for management to use in their capital planning process. A number of stress tests and economic scenarios have been developed to capture the adverse impact on the businesses of extreme events. The stress tests are designed to cover major asset classes and insurance risks. The stress tests are produced at least monthly and are reviewed and discussed by senior management.
        The sensitivity of Group earnings to changes in economic markets is regularly monitored through sensitivities to investment rate and investment return and asset values in IFRS and MCEV reporting.
        The Financial Services Authority (FSA) requires Aviva to assess its economic capital requirements to ensure that it adequately reflects business and control risks. In turn this analysis supports our strategic planning and decision-making processes.

(b) Market risk

Market risk is the risk of adverse financial impact due to changes in fair values or future cash flows of financial instruments from fluctuations in interest rates, equity prices, property prices, and foreign currency exchange rates. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders.
        The Group has established a policy on market risk which sets out the principles that businesses are expected to adopt in respect of management of the key market risks to which the Group is exposed. The Group monitors adherence to this market risk policy and regularly reviews how business units are managing these risks locally, through the Group Assets Committee and ultimately the Group Asset Liability Committee. For each of the major components of market risk, described in more detail below, the Group has put in place additional processes and procedures to set out how each risk should be managed and monitored, and the approach to setting an appropriate risk appetite.
        The management of market risk is undertaken in businesses, regions and at Group level. Businesses manage market risks locally using the group market risk framework and within local regulatory constraints. Businesses may also be constrained by the requirement to meet policyholders' reasonable expectations and to minimise or avoid market risk in a number of areas. The Group Assets Committee is responsible for managing market risk at Group level, and a number of investment-related risks, in particular those faced by shareholder funds throughout the Group.
        The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched.
        In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives.
        The Group writes unit-linked business in a number of its operations. In unit-linked business, the policyholder bears the investment risk on the assets held in the unit-linked funds, as the policy benefits are directly linked to the value of the assets in the fund. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

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A17 - Risk management continued

Equity price risk

The Group is subject to equity price risk due to daily changes in the market values of its equity securities portfolio. The Group's shareholders are exposed to the following sources of equity risk:

- Direct equity shareholdings in shareholder funds and the Group defined benefit pension funds;

- The indirect impact from changes in the value of equities held in policyholders' funds from which management charges or a share of performance are taken; and

- Its interest in the free estate of long-term with profits funds.

At a business unit level, equity price risk is actively managed in order to mitigate anticipated unfavourable market movements where this lies outside the risk appetite of either the company in respect of shareholder assets or the fund in respect of policyholder assets concerned. In addition local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have material holdings of unquoted equity securities.
        Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of stochastic models, in particular to understand the impact of equity performance on guarantees, options and bonus rates.
        The Group Assets Committee actively monitors equity assets owned directly by the Group, which may include some material shareholdings in the Group's strategic business partners.

Property price risk

The Group is subject to property price risk due to holdings of investment properties in a variety of locations worldwide. Investment in property is managed at business unit level, and will be subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders as well as overall risk appetite. The Group Assets Committee also monitors property assets owned directly by the Group.
        As at 31 December 2009, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.

Interest rate risk

Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities, which are exposed to fluctuations in interest rates.
        Interest rate risk also exists in products sold by the Group, in particular from policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets when interest rates rise or fall. The Group manages this risk by adopting close asset liability matching criteria, to minimise the impact of mismatches between the value of assets and liabilities from interest rate movements.
        A number of policyholder participation features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
        In short-term business such as general insurance business, the Group requires a close matching of assets and liabilities to minimise this risk.
        Interest rate risk is monitored and managed by the Group Assets Committee, and the Group Asset Liability Committee. Exposure to interest rate risk is monitored through several measures that include Value-at-Risk analysis, position limits, scenario testing, stress testing and asset and liability matching using measures such as duration. The impact of exposure to sustained low interest rates is regularly monitored.
        Interest rate risk is also managed using a variety of derivative instruments, including futures, options, swaps, caps and floors, in order to provide a degree of hedging against unfavourable market movements in interest rates inherent in the assets backing technical liabilities.
        As at 31 December 2009, the Group had entered into a number of initiatives, including interest rate swap agreements and changes in asset mix, to mitigate the effects of potential adverse interest rate movements, and to enable closer matching of assets and liabilities.

Currency risk

The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either unit-linked or with-profit contract liabilities. For this reason, no sensitivity analysis is given for these holdings.
        The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling, and US dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.  The Group's foreign exchange policy requires that each of our subsidiaries maintains sufficient assets in its local currency to meet local currency liabilities. Therefore, capital held by the Group's business units should be able to support local business activities regardless of foreign currency movements. However, such movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits.

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A17 - Risk management continued

The Group's foreign exchange policy is to manage these exposures by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Limits are set to control the extent to which the deployment of capital is not aligned fully with the Group's regulatory capital requirement for each major currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2009, the Group's total equity deployment by currency was:

	Sterling £m	Euro £m	US$ £m	Other £m	Total £m
Capital 31 December 2009	1,737	8,781	2,605	1,963	15,086
Capital 31 December 2008 restated	2,041	8,108	2,130	2,294	14,573
Capital 31 December 2007 restated	3,809	8,763	1,456	1,999	16,027

A 10% change in sterling to euro/US$ foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ US$ rate £m	10% decrease in sterling/ US$ rate £m
Net assets at 31 December 2009	(802)	802	(228)	228
Net assets at 31 December 2008 restated	(811)	811	(213)	213
Net assets at 31 December 2007 restated	(876)	876	(146)	146

The changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These movements in exchange rates therefore have no impact on profit.   Net assets are stated after taking account of the effect of currency hedging activities.

Derivatives risk

Derivatives are used by a number of the businesses, within policy guidelines agreed by the Board of Directors, as set out in the Group policy on derivatives use. Activity is overseen by the Derivatives Approvals Committee, which monitors implementation of the policy, exposure levels and approves large or complex transactions proposed by businesses. Derivatives are primarily used for efficient investment management, risk hedging purposes or to structure specific retail savings products. Derivative transactions are covered by either cash or corresponding assets and liabilities. Speculative activity is prohibited, unless prior approval has been obtained from the Derivatives Approvals Committee. Over the counter derivative contracts are entered into only with approved counterparties and using ISDA documentation and credit support annexes (or equivalent) in accordance with the Group derivatives policy. Adherence to the collateral requirements as set out in the Group derivatives and Group credit policies thereby reduces the risk of credit loss.
        The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

Correlation risk

The Group recognises that identified lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the ICA in the aggregation of the financial stress tests with the operational risk assessment and in scenario analysis.

(c) Credit risk

Credit risk is the risk of financial loss as a result of the default or failure of third parties to pay on their obligations to Aviva. Our credit risks arise through exposures to debt investments, structured asset investments, derivative counterparties, mortgage lending and reinsurance placement counterparties. We hold these investments for the benefit of both our policyholders and shareholders.
        The Group manages its credit risk at business unit, regional and Group levels. All business units and regions are required to implement local credit risk processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate group limit frameworks that must be adhered to by all.
        The Group risk management framework also includes the market related aspect of credit risk. This is the risk of a fall in the value of fixed interest securities from changes in the perceived worthiness of the issuer and is manifested through changes in the fixed interest securities' credit spreads.
        Management of credit risk is effected by five core functions:

- The maintenance and adherence of an effective governance structure. This includes clear guidance, scope and frameworks for all aspects of the credit risk function to ensure accountability and clarity. This also includes delegated authority to the Group Credit Approvals Committee, a quorum of key senior risk officers, that is authorised to make key decisions within certain risk appetite levels;

- The accurately and timely reporting of detailed exposure information, and their aggregation by counterparty, exposure types, sectors, geography and ratings;

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A17 - Risk management continued

- The implementation of a sophisticated capital charge based credit limits framework that considers and quantifies the key specific attributes of each exposure (e.g. seniority, maturity etc) and provides a counterparty level aggregation methodology on a risk neutral basis. This is then managed against centrally set limits. Absolute upper bound limits are also set to ensure unexpected jump to default risks are kept within appetite. Additional limit frameworks are applied for structured assets and reinsurance counterparty exposures. The limits framework also considers more systemic risk factors such as sector and geographic concentrations, and these are continually assessed throughout our global portfolio to ensure optimal diversification levels are maintained and improved;

- Additional committee and credit risk function oversight is provided on all credit risk related matters. This includes regular consideration and review of our key counterparties, monitoring and addressing key credit themes and news that emerge in the markets, The Group Credit Approvals Committee provides an effective forum to ensure that all key recommendations are considered, and decisions implemented throughout the Group. The regional and Group credit divisions ensure that all qualitative aspects of risk management are considered and evaluated to provide further oversight and balance to the quantitative aspects; and

- The employment of risk mitigation techniques where and when deemed appropriate. These are utilised where possible to remove residual unwanted risks, as well as bring limits within appetite, and include methods such as collateralization, purchase of credit protection and diversification strategies.

A detailed breakdown of Aviva's current credit exposure by credit quality is shown below.

Financial exposures by credit ratings

Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as speculative grade. The following table provides information regarding the aggregated credit risk exposure, for financial assets with external credit ratings, of the Group. Not rated assets capture assets not rated by external ratings agencies.

	Credit rating
At 31 December 2009	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	39.1%	17.8%	24.6%	12.6%	2.3%	3.6%	160,510
Reinsurance assets	10.5%	51.1%	26.7%	0.4%	0.2%	10.1%	7,572
Other investments	0.2%	3.1%	1.8%	1.1%	-	93.8%	34,826
Loans	6.2%	7.7%	0.9%	0.5%	1.0%	83.7%	41,079

	Credit rating
At 31 December 2008	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	44.0%	16.2%	26.1%	8.4%	1.5%	3.8%	150,734
Reinsurance assets	12.9%	70.0%	8.1%	0.4%	0.2%	8.4%	7,894
Other investments	0.6%	2.7%	6.0%	0.8%	-	89.9%	36,116
Loans	6.1%	5.3%	5.2%	0.3%	1.0%	82.1%	42,237

	Credit rating
At 31 December 2007	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value in the statement of financial position £m
Debt securities	45.6%	19.7%	20.4%	9.0%	1.1%	4.2%	121,312
Reinsurance assets	14.7%	67.8%	7.4%	0.4%	1.2%	8.5%	8,054
Other investments	1.7%	2.3%	2.3%	2.3%	-	91.4%	36,269
Loans	3.4%	17.6%	1.0%	0.7%	1.3%	76.0%	36,193

The carrying amount of assets included in the statement of financial position represents the maximum credit exposure.

Other investments

Other investments include:

- £29,944 million of unit trusts and other investment vehicles. The underlying credit ratings of these assets are not reflected in this analysis;

- Derivative financial instruments of £2,078million, representing positions to mitigate the impact of adverse market movements; and

- Other assets of £2,804 million, which are primarily deposits with credit institutions and investment in hedge funds.

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A17 - Risk management continued

The Group loan portfolio principally comprises:

- Policy loans which are generally collateralised by a lien or charge over the underlying policy,

- Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities, and

- Mortgage loans collateralised by property assets.

• Unit trusts and other investment vehicles

The credit quality of the underlying debt securities within these vehicles is managed by the safeguards built into the investment mandates for these funds. We rely on our understanding that the trusts and their asset managers are only approved if they satisfy certain selection criteria (including due diligence in the form of a questionnaire and/or research by dedicated teams). In addition, the asset managers are mandated to make investments in line with the funds' risk profiles as marketed to prospective customers and policyholders. Accordingly, as part of reviewing the asset quality of unit trusts and other investment vehicles, we monitor the assets within the funds and their performance to ensure they remain in line with the respective investment mandates for these funds.
        For certain of the unit trusts in our Other investments, we apply minimum requirements affecting both the underlying counterparties and the investments issued by those counterparties such as a minimum size for the counterparty's programme, a limit on the size of the overall exposure to the underlying counterparty and, where appropriate, explicit approval of the counterparty by internal credit risk management teams is required. These criteria are indicators of the asset quality for these investments, as they represent minimum criteria for liquidity and diversification.
        A proportion of the assets underlying these investments is represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall market risk appetite.

• Derivatives

Derivative transactions must comply with Group guidance on the quality of counterparties used and the extent of collateralisation required. The counterparty must have a minimum credit rating from rating agencies (S&P, Moody's and Fitch) and the collateral process must meet certain minimum standards as set out by Group guidelines.
        The largest shareholder notional positions are exchange traded, rather than over the counter (OTC), with the added protection that provides (i.e. the credit risk is mitigated significantly through regular margining and protection offered by the exchange, and is controlled by the Group's local asset management operations).

• Other assets

The vast majority (over 90%) of the investments in deposits and credit institutions is with an individual financial services counterparty which benefits from both implicit and explicit backing of AAA rated governments as a function of its ownership structure.

Loans

The majority of the Group loans portfolio is unrated. However, we use the following metrics to internally monitor our exposure:

- Property collateralisation;

- Interest service cost;

- Diversity of the tenant base;

- Lower risk nature of loans made to the UK healthcare sector; and

- Existence of government guarantees for some residential mortgages.

Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies. As such, we believe such collateralisation minimises our risk.

Credit concentration risk

The long-term businesses and general insurance businesses are generally not individually exposed to significant concentrations of credit risk due to the regulations, applicable in most markets, limiting investments in individual assets and asset classes supplemented by the Group credit policy and limits framework. In cases where the business is particularly exposed to credit risk (e.g. in respect of defaults on mortgages matching annuity liabilities) this risk is translated into a more conservative discount rate used to value the liabilities, creating a greater capital requirement, and this credit risk is actively managed. The impact of aggregation of credit risk is monitored as described above. With the exception of Government bonds the largest aggregated counterparty exposure is approximately 0.8% of the Group's total shareholder assets.

Reinsurance credit exposures

The Group is exposed to concentrations of risk with individual reinsurers, due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Credit Approvals Committee has a monitoring role over this risk.
        The Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2009, the reinsurance asset recoverable from Swiss Reinsurance Company Ltd was £1,433 million. This exposure is monitored on a regular basis. In the event of a catastrophic event, the counterparty exposure to a single reinsurer is estimated not to exceed 4.6% of shareholders' equity.

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A17 - Risk management continued

Securities finance

The Group has significant securities financing operations within the UK. The risks within this business are mitigated by over collateralisation which is designed to result in minimal residual risk. The Group operates strict standards around collateral management and controls.

Derivative credit exposures

The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain FX trade where it has historically been the market norm not to collateralise). The Group operates strict standards around collateral management and controls including the requirement that all "Over the Counter" derivatives are supported by credit support annexes and ISDAs.

Unit-linked business

As discussed previously, in unit-linked business the policyholder bears the market risk, including credit risk, on investment assets in the unit funds, and the shareholders' exposure to credit risk is limited to the extent that their income arises from asset management charges based on the value of assets in the fund.

Impairment of financial assets

The following table provides information regarding the carrying value of financial assets that have been impaired and the ageing of financial assets that are past due but not impaired.

	Financial assets that are past due but not impaired
At 31 December 2009	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	160,400	-	-	-	-	110	160,510
Reinsurance assets	7,572	-	-	-	-	-	7,572
Other investments	34,811	-	-	-	-	15	34,826
Loans	40,039	355	35	17	6	627	41,079
Receivables and other financial assets	8,814	647	61	32	71	7	9,632

	Financial assets that are past due but not impaired
At 31 December 2008	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	150,284	-	-	-	-	114	150,398
Reinsurance assets	7,867	25	-	-	-	2	7,894
Other investments	36,509	1	-	-	-	1	36,511
Loans	41,091	227	658	13	11	237	42,237
Receivables and other financial assets	8,932	539	293	33	6	13	9,816

	Financial assets that are past due but not impaired
At 31 December 2007	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months- 1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value in the statement of financial position £m
Debt securities	121,440	-	-	-	-	71	121,511
Reinsurance assets	8,052	-	-	-	-	2	8,054
Other investments	36,500	-	-	-	-	-	36,500
Loans	35,937	210	11	3	15	17	36,193
Receivables and other financial assets	8,337	200	21	13	2	46	8,619

Credit terms are set locally within overall credit limits prescribed by the Group Credit Committee and within the framework of the Group Credit Policy. The credit quality of financial assets is managed at the local business unit level. Where assets have been classed as "past due and impaired", an analysis is made of the risk of default and a decision is made whether to seek collateral from the counterparty.
        There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(d) Liquidity risk

The Group and Company have a strong liquidity position (£2.2billion of financial assets held at Group) and through the application of a Group Liquidity policy seek to maintain sufficient financial resources to meet its obligations as they fall due. In addition to this strong liquidity position, the Group and Company maintain significant committed borrowing facilities (£2.1billion) from a range of highly rated banks to further mitigate this risk.

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A17 - Risk management continued

Asset liability matching

Generally, our individual business units generate sufficient capital from the receipt of premiums, fees and investment income, along with planned asset sales and maturities, to pay claims and expenses. However, there may be instances where additional cash requirements arise in excess of that available within the operating businesses. In such instances, we have several options to fund these cash requirements including the selling of assets from the investment portfolios, using centre funds, issuing commercial paper and the committed borrowing facilities.
        The Group market risk policy sets out the minimum principles and framework for matching liabilities with appropriate assets, the approaches to be taken when liabilities cannot be matched and the monitoring processes that are required. The Group has criteria for matching assets and liabilities for all classes of business to minimise the impact of mismatches between the value of assets and the liabilities due to market movements. The local regulatory environment for each business will also set the conditions under which assets and liabilities are to be matched. The Asset Liability matching ('ALM') methodology develops optimal asset portfolio maturity structures for our businesses which seek to ensure that the cash flows are sufficient to meet the liabilities as they are expected to arise.
        Where any decision to adopt a position in respect of policyholder assets and liabilities is not closely matched but is within the business unit's investment risk appetite, the impact is monitored through our economic capital measurement process. The decision taken must be justified to the local management board and Group management by a full analysis of the impact of the level of mismatch on both risk and return.
        ALM strategy may be determined at a sub-fund level for a block of closely related liabilities. Alternatively, if ALM strategy is determined at a fund or company level, it will usually be appropriate (for pricing, financial reporting and risk management purposes) to develop a hypothecation of assets to notional sub-funds with different liability characteristics. It is for this reason that Group Risk provides a framework of corporate objectives within which the operating businesses develop specific and appropriate ALM methodologies, to seek to ensure that our businesses have sufficient liquidity to settle claims as they are expected to arise.
        ALM modelling is based on a projection of both assets and liabilities into the future. Stochastic models are used to set ALM policy where fund particulars contain a range of outcomes.
        A further tenet of our risk management strategy involves investment strategies, which also take into account the accounting, regulatory, capital and tax issues. The ALM strategy also takes into account the reasonable expectations of policyholders, local best practice and meets relevant regulatory requirements.
        Our investment strategies are designed to seek to ensure that sufficient liquidity exists in extreme business scenarios. For example, our investment strategy must consider a scenario of high lapses accompanied by poor investment markets or a general insurance catastrophe event.

Maturity analyses

The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities

For non-linked insurance business, the following table shows the gross liability at 31 December 2009 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
        Almost all investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for non-linked investment contracts. However, contractually, the total liability for non-linked investment contracts of £59,504 million (2008: £60,264 million, 2007: £45,492 million) would be shown in the "within 1 year" column below. Unit-linked contracts are repayable or transferable on demand and are therefore shown in the "within 1 year" column.

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	123,933	10,139	38,549	45,181	30,064
Investment contracts - non-linked	59,504	4,304	12,562	24,119	18,519
Linked business	80,206	80,206	-	-	-
General insurance and health	17,484	7,215	6,936	2,865	468
Total contract liabilities	281,127	101,864	58,047	72,165	49,051

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A17 - Risk management continued

At 31 December 2008	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	126,450	10,243	34,546	48,031	33,630
Investment contracts - non-linked	60,264	3,639	13,922	24,319	18,384
Linked business	77,940	77,940	-	-	-
General insurance and health	19,866	8,849	7,512	3,038	467
Total contract liabilities	284,520	100,671	55,980	75,388	52,481

At 31 December 2007	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	106,758	9,480	27,726	44,305	25,247
Investment contracts - non-linked	45,492	2,957	10,263	17,205	15,067
Linked business	82,033	82,033	-	-	-
General insurance and health	18,452	8,324	7,508	2,568	52
Total contract liabilities	252,735	102,794	45,497	64,078	40,366

(ii) Analysis of maturity of financial assets

The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise.

At 31 December 2009	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	160,510	17,309	44,051	98,792	358
Equity securities	43,343	-	-	-	43,343
Other investments	34,849	32,423	414	493	1,519
Loans	41,079	6,867	4,146	30,066	-
Cash and cash equivalents	25,176	25,176	-	-	-
	304,957	81,775	48,611	129,351	45,220

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as a unit trust or similar type of investment vehicle, it is included in the "On demand or within 1 year" column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.
        Comparative information for the disclosures required by the IFRS 7 amendments is not needed in the first year of application and so no table for 2008 is presented above.

(e) Insurance risk

(i) Life insurance risk

Types of risk

Life insurance risk in the Group arises through its exposure to mortality and morbidity insurance and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses.

Risk management framework

The Group has developed a life insurance risk policy and guidelines on the practical application of this policy. Individual life insurance risks are managed at a business unit level but are also monitored at Group level.
        The impact of life insurance risks is monitored by the business units as part of the control cycle of business management. Exposure is monitored through the assessment of liabilities, the asset liability management framework, profit reporting (under both IFRS and MCEV), and the ICA process. Significant insurance risks will be reported through the Group risk management framework and overseen by the Life Insurance Committee. At Group level the overall exposure to life insurance risk is measured through the ICA and other management reporting.
        The Life Insurance Committee monitors the application of the risk policy in each business, and receives management information on life insurance risks. The committee considers all areas of life insurance risk, but in particular has a remit to monitor mortality, longevity, morbidity, persistency, product development and pricing, unit pricing and expenses.

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A17 - Risk management continued

        The committee also considers the reinsurance coverage across the life businesses. It confirms that guidance and procedures are in place for each of the major components of life insurance risk, and that the businesses mitigate against any life insurance risk outside local appetite, within the parameters for the overall Group risk appetite.
        The committee has also developed guidance for business units on management of a number of areas of life insurance risk to ensure best practice is shared throughout the Group and common standards are adopted.

Management of life insurance risks

The individual life insurance risks are managed as follows:

- Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows business units to select reinsurers, from those approved by the Group, based on local factors, but assesses the overall programme to manage group-wide risk exposures and monitor the aggregation of risk ceded to individual reinsurers is within appetite for credit risk.

- Longevity risk is carefully monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group monitors the exposure to this risk and the capital implications to manage the impact on the group-wide exposure and the capital funding that businesses may require as a consequence. The Group has used reinsurance solutions to reduce the risks from longevity where possible and desirable and continually monitors and evaluates emerging market solutions to mitigate this risk further.

- Persistency risk is managed at a business unit level through frequent monitoring of company experience, benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise lapse. The Group Life Insurance Committee has developed guidelines on persistency management.

- Product Design and Pricing risk arises from poorly designed or inadequately priced products and can lead to both financial loss and reputation damage from the Group. Guidelines have been developed to support the businesses through the complete cycle of the product development process, financial analysis and pricing.

- Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Apart from the ICA, sensitivity testing is widely used to measure the capital required and volatility in earnings due to exposure to life insurance risks, typically through MCEV reporting (examples of which are contained elsewhere in this report). This assessment is taken at both business unit level and at Group level where the impact of aggregation of similar risks can be measured. This enables the Group to determine whether action is required to reduce risk, or whether that risk is within the overall risk appetite.

Concentration risk

The Group writes a diverse mix of business in worldwide markets that are all subject to similar risks (mortality, persistency etc). The Group assesses the relative costs and concentrations of each type of risk through the ICA capital requirements and material issues are escalated to and addressed at the Life Insurance Committee. This analysis enables the Group to assess whether accumulations of risk exceeds risk appetite.
        One key concentration of life insurance risk for the Group is improving longevity risk from pensions in payment and deferred annuities in the UK and the Netherlands where the Group has material portfolios. The Group continually monitors this risk and the opportunities for mitigating actions through reinsurance, improved asset liability matching, or innovative solutions that emerge in the market.
        When looking at concentrations of risk, for example market risk, the risk within Aviva staff pension schemes is also considered.
ICA analysis and MCEV sensitivity testing help identify both concentrations of risk types and the benefits of diversification of risk

Embedded derivatives

The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units.
        Examples of each type of embedded derivative affecting the Group are:

- Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.

- Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.

- Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in ICA and MCEV reporting and managed as part of the asset liability framework.

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A17 - Risk management continued

(ii) General insurance risk

Types of risk

General insurance risk in the Group arises from:

- Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;

- Unexpected claims arising from a single source;

- Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten;

- Inadequate reinsurance protection or other risk transfer techniques; and

- Inadequate reserves.

The majority of the general insurance business underwritten by the Group is of a short tail nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is agreed by the Executive Committee and communicated via specific policy statements and guidelines. Like life insurance risk, general insurance risk is managed primarily at business unit level with oversight at a Group level, through the General Insurance Committee.
        The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks

Significant insurance risks will be reported through the Group risk management framework. Additionally, the ICA is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements. Increasingly risk-based capital models are being used to support the quantification of risk under the ICA framework. All general insurance business units undertake a quarterly review of their insurance risks, the output from which is a key input into the ICA and risk-based capital assessments.
        The General Insurance Committee monitors and develops the management of insurance risk in the general insurance business units, and assesses the aggregate risk exposure. It is responsible for the development, implementation, and review of the Group policies for underwriting, claims, reinsurance and reserving that operate within the Group risk management framework.
        Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The Group has pioneered various developments, such as the Aviva UK Digital Flood Map to effectively manage exposures arising from specific perils. Where appropriate such projects are employed throughout the business units to promote the adoption of best practice as standard.

General insurance claims reserving

Actuarial claims reserving is conducted by local actuaries in the various general insurance business units according to the General Insurance Reserving policy. The General Insurance Committee monitors and maintains the General Insurance Reserving policy, and conducts quarterly reviews of the Group's general insurance claims provisions, and their adequacy. The reviews include peer reviews of the business unit's own conclusions as well as independent analysis to confirm the reasonableness of the local reviews.
        The adequacy of the Group's general insurance claims provisions is ultimately overseen by the General Insurance Committee.
        A number of business units also have periodic external reviews by local consultant actuaries (often as part of the local regulatory requirement).

Reinsurance strategy

Significant reinsurance purchases are reviewed annually at both business unit and Group level, to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. Reinsurance purchases must be in line with the strategy set out in our Group General insurance reinsurance policy. The basis of these purchases is underpinned by extensive financial and capital modelling and actuarial analysis to optimise the cost and capital efficiency benefits from our reinsurance program. For the larger business units, this involves utilising externally sourced probabilistic models to verify the accumulations and loss probabilities based on the Group's specific portfolios of business. Where external models are not available, scenarios are developed and tested using the Group's data to determine potential losses and appropriate levels of reinsurance protection.
        The reinsurance is placed with providers who meet the Group's counterparty security requirements, and large reinsurance placements may also require approval from the Group Asset Liability Committee.

Concentration risk

Processes are in place to manage catastrophe risk in individual business units and at a Group level. The Group cedes much of its worldwide catastrophe risk to third party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure (Northern European windstorm) is approximately £335 million, for a one in ten year annual loss scenario, compared to approximately £620 million when measured on a one in a hundred year annual loss scenario.
        For the 2010 underwriting year the Group will participate in a share of a reinsurer's US property catastrophe reinsurance portfolio. This exposure is not correlated with the Group's other General Insurance exposure and therefore provides diversification benefit. The total expected loss from a one in ten year annual loss scenario is approximately £50 million compared to approximately £145 million when measured on a one in a hundred year annual loss scenario.

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A17 - Risk management continued

(f) Operational risk

Types of operational risk

Operational risk is the risk of loss, arising from inadequate or failed internal processes, or from people and systems, or from external events. Operational risks include business protection, information technology, people, legal and regulatory compliance risks.

Operational risk management

We process a large number of complex transactions across numerous and diverse products, and are highly dependent on the proper functioning of information technology and communications systems. We are partially reliant on the operational processing performance of our outsourced partners including certain servicing and IT functions. The long term nature of our business means that accurate records have to be maintained for significant periods. Significant resources are devoted to maintaining efficient and effective operations within our framework of corporate responsibility, policies and business ethics code.
Our businesses are primarily responsible for identifying and managing operational risks in line with minimum standards of control set out in our policies. Each operational risk is assessed by considering the potential impact and the probability of the event occurring. Impact assessments are considered against financial, operational and reputation criteria.
        Business management teams must be satisfied that all material risks falling outside our risk appetite are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact level are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events; taking appropriate action to address actual control breakdowns and promote internal learning from these occurrences.
        The Group Operational Risk Committee (ORC) oversees the Group's aggregate operational risk exposure on behalf of the Group Executive Committee and reports to the Board Risk & Regulatory Committee. It makes recommendations on the risk appetite that the Group can work within for operational risk, assesses and monitors overall operational risk exposures, identifying any concentrations of operational risk across the Group, and in particular verifies that mitigating action plans are implemented.
The ORC operates a number of sub-committees which focus on specific areas of strategic and operational risk including customer, brand, business protection, IT, people, legal and regulatory compliance.

(g) Strategic risk

We are exposed to a number of strategic risks. Our strategy needs to support our vision, purpose and objectives and be responsive to both the external and internal environment, for example changes in the competitive landscape, customer behaviour, regulatory changes, merger and acquisition opportunities and emerging trends (such as climate change, pandemic and improving longevity).
Strategic risk is explicitly considered throughout our strategic review and planning process. Developments are assessed during our quarterly performance management process where all aspects of our risk profile are considered.
        We closely monitor regulatory, legal and fiscal developments as well as actively engaging with external bodies to share the benefit of our expertise in supporting responses to emerging risks to challenge developments that could be damaging to our business and the industry as a whole.

(h) Brand and Reputation risk

We are dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services.
        Our success and results are, to a certain extent, dependent on the strength of our brands and reputation.  As part of our ongoing "One Aviva, Twice the Value" strategy, we have been working to create a global Aviva brand, as well as rebrand businesses in the UK under the Aviva name. While we as a group are well recognised, we are vulnerable to adverse market and customer perception. We operate in an industry where integrity, customer trust and confidence are paramount. We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, press speculation and negative publicity, disclosure of confidential client information, inadequate services, amongst others, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer's expectations for the product change.
        One of the FSA's strategic objectives is to help customers get a fair deal through its "treating customers fairly" principle. Examples of "treating customers fairly" include: products and services targeted to meet customers' needs and which perform in line with what customers have been led to expect; clear information (and advice where relevant); good service; and making sure there are no unfair barriers that prevent customers from getting access to their money, changing products or making a successful insurance claim. The FSA regularly checks that we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
        If we do not manage successfully the perception of our brands and reputation, it could cause existing customers or agents to withdraw from our business and potential customers or agents to be reluctant or elect not to do business with us. This would adversely impact our business and results of operations.

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A18 - Analysis of general insurance and health

 (i) United Kingdom (excluding group insurance and agencies run-off)

	Net written premiums		Underwriting results		Combined operating ratio
	2009 £m	2008 £m	2009 £m	2008 £m	2009%	2008%
Personal
Motor	1,040	1,329	1	(37)	100%	103%
Homeowner	942	1,188	21	(57)	99%	104%
Other	370	602	(22)	4	105%	103%
	2,352	3,119	-	(90)	100%	103%
Commercial
Motor	484	577	17	28	97%	95%
Property	616	774	(16)	(6)	100%	100%
Other	414	511	23	92	95%	85%
	1,514	1,862	24	114	98%	94%
Total	3,866	4,981	24	24	99%	99%

(ii) France

	Net written premiums		Underwriting results		Combined operating ratio
	2009 £m	2008 £m	2009 £m	2008 £m	2009%	2008%
Motor	322	290	(25)	-	107%	100%
Property and other	407	388	40	28	90%	93%
Total	729	678	15	28	98%	96%

(iii) Ireland

	Net written premiums		Underwriting results		Combined operating ratio
	2009 £m	2008 £m	2009 £m	2008 £m	2009%	2008%
Motor	208	243	19	9	92%	99%
Property and other	214	251	(30)	(12)	113%	107%
Total	422	494	(11)	(3)	103%	103%

 (iv) Netherlands

	Net written premiums		Underwriting results		Combined operating ratio
	2009 £m	2008 £m	2009 £m	2008 £m	2009%	2008%
Motor	389	323	9	8	98%	98%
Property	324	343	(28)	(2)	109%	98%
Liability	87	78	18	14	81%	81%
Other	363	284	39	34	91%	87%
Total	1,163	1,028	38	54	97%	94%

(v) Canada

	Net written premiums		Underwriting results		Combined operating ratio
	2009 £m	2008 £m	2009 £m	2008 £m	2009%	2008%
Motor	978	880	30	47	97%	95%
Property	595	512	(61)	(50)	111%	110%
Liability	190	166	17	15	91%	90%
Other	37	43	10	9	71%	73%
Total	1,800	1,601	(4)	21	100%	99%

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A19 - Cost savings commitments for targets announced since October 2007

Announced cost savings targets (recurring, annualised savings)	Cost savings targets £m
Cost savings targets announced in:
Year ended 31 December 2007	350
Year ended 31 December 2008	150
Total cost savings targets	500

Progress towards cost savings target (recurring, annualised savings)	Cost savings achieved £m
Savings achieved in:
Prior years	340
Year ended 31 December 2009	170
Total savings achieved	510

Savings expected to be achieved in 2010	35
Total savings	545

Savings achieved of £510 million comprise £333 million for Aviva UK General Insurance, £117 million for Aviva UK Life and £60 million for Europe.

Movement in costs to deliver cost savings targets (total expenses incurred)	Costs to deliver £m
Costs incurred in:
Prior years	369
Year ended 31 December 2009	210
Total costs incurred	579
Costs to be incurred in 2010	26
Total costs	605

All £210 million of costs incurred in the year were classified as restructuring costs in the income statement.

1.  Cost savings initiatives included in this note are supported by detailed operational implementation plans, which identify the activities, timeframe and expected costs of delivering the planned initiatives.

2.  Cost savings ''achieved'' are the annualised, recurring costs delivered in the period.

3.  Costs to deliver cost savings targets are the total one-off costs that will be required to complete and deliver announced cost savings programmes. They are measured at the real value of the initial costs expected to be incurred.

End of Part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 4 March, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary